Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

AMONG

BC ACQUISITION INVESTORS, LLC

BC ACQUISITION SUB, LLC

AND

BOSTON CAPITAL REAL ESTATE INVESTMENT TRUST, INC.

DATED AS OF OCTOBER 23, 2007

ii

Exhibit A	—	Knowledge of the Company
Exhibit B	—	Knowledge of Parent
Exhibit C	—	Form of Goodwin Procter LLP Opinion

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 23, 2007 (this “Agreement”), is made and entered into by and among Boston Capital Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), BC Acquisition Investors, LLC, a Delaware limited liability company (“Parent”), BC Acquisition Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub” and together with Parent, the “Purchaser Parties”).  Capitalized terms used but not defined herein shall have the meaning ascribed to them in Section 1.01.

WHEREAS, the parties wish to effect a business combination through a merger of the Company with and into Merger Sub (the “Merger”) on the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (“MGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement (the “Contemplated Transactions”) and declared that this Agreement, the Merger and the Contemplated Transactions are advisable on substantially the terms and conditions set forth herein;

WHEREAS, Parent has approved this Agreement, the Merger and the Contemplated Transactions and declared that this Agreement, the Merger and the Contemplated Transactions are advisable on substantially the terms and conditions set forth herein;

WHEREAS, Parent, as the sole member of Merger Sub, has approved the Merger;

WHEREAS, the parties intend that for federal income tax purposes (and, where applicable, state and local income tax purposes), the Merger shall be treated as a taxable sale by the Company of all of the Company’s assets to Parent in exchange for the Company Common Share Merger Consideration, the assumption of the liabilities of Company, and the amount of the loan, if any, provided by Merger Sub to Company pursuant to Section 7.07(b) (which loan will be extinguished as a result of the Merger), followed by a distribution of such Company Common Share Merger Consideration to the holders of Company Common Shares in a complete liquidation of the Company pursuant to Sections 331 and 562 of the Code, and that this Agreement is hereby adopted as, and shall constitute, a “plan of liquidation” of the Company within the meaning of Section 562 of the Code;

WHEREAS, concurrently with the execution of this Agreement, Parent has delivered to the Company a guarantee of the obligations arising under this Agreement of the Purchaser Parties executed by BPG Investment Partnership VIII, L.P. and BPG Private Real Estate Investment Trust II, each a Pennsylvania limited partnership (the “Guarantors,” and such instrument, the “Guarantee”); and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to such transaction.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01           Definitions.

(a)           For purposes of this Agreement:

“Acquisition Proposal” means:  (i) any proposal or offer from any Person or “group” (as such term is defined under the Exchange Act) other than Parent and Merger Sub relating to any direct or indirect acquisition (in one or a series of related transactions) of (A) 20% or more of the assets of the Company, its Subsidiaries and the Related Entities, taken as a whole, or (B) 20% or more of the outstanding equity securities of the Company; (ii) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that, if consummated, would result in any Person or “group” (as such term is defined under the Exchange Act) beneficially owning 20% or more of any class of equity securities of the Company; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the Merger, pursuant to which the stockholders of the Company prior to consummation of such transaction would hold less than 80% of the outstanding shares or equity interests of the surviving or resulting Person or parent thereof; or (iv) any transaction which is similar in form, substance or purpose to any of the foregoing transactions (other than the Merger).

“Action” means any claim, action, suit, proceeding, arbitration, mediation, inquiry or other investigation.

“Affiliate” or “affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Benefit Plan” means any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, deferred stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical, employee stock purchase, stock appreciation or restricted stock or other employee benefit plan, program, agreement or arrangement, whether written or unwritten and whether or not subject to ERISA, as to which the Company sponsors, maintains or contributes for the benefit of any current or former employee, officer, director, consultant or independent contractor of the Company.

“Business Day” or “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day (other than a Saturday or Sunday) other than a day on which banks are required or authorized to close in the City of Boston.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the Bylaws of the Company as in effect on the date hereof.

“Company Charter” means the Articles of Amendment and Restatement of the Company as amended and supplemented and in effect on the date hereof, including, as in effect on the date hereof, the Articles Supplementary of the 12.0% Series A Cumulative Non-Voting Preferred Stock.

“Company Common Shares” means common shares of common stock, par value $0.001 per share, of the Company.

“Company Material Adverse Effect” means, with respect to the Company, any event, circumstance, change or effect that, individually or in the aggregate, is materially adverse to the business, properties, prospects, financial condition or results of operations of the Company, its Subsidiaries and the Related Entities, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect:  (A) any change in general economic or business conditions, (unless and only to the extent such event, circumstance, or change affects the Company, the Subsidiaries and the Related Entities, taken as a whole, in a disproportionate manner as compared to other persons or participants in the industries in which the Company, the Subsidiaries and the Related Entities conduct their business and that operate in the geographic regions affected by such event, circumstance or change), (B) any change in financial or securities market conditions, (C) any events, circumstances, changes or effects generally affecting the industries in which the Company, its Subsidiaries and the Related Entities conduct their business, (unless and only to the extent such event, circumstance, or change affects the Company, the Subsidiaries and the Related Entities, taken as a whole, in a disproportionate manner as compared to other persons or participants in the industries in which the Company, the Subsidiaries and the Related Entities conduct their business and that operate in the geographic regions affected by such event, circumstance or change), (D) any change in legal, political or regulatory conditions generally or in any geographic region in which the Company, any of its Subsidiaries or any of the Related Entities operates, (E) the announcement of the execution of this Agreement, the Merger or the Contemplated Transactions, (F) any events, circumstances, changes or effects arising from the taking of any action required or contemplated by this Agreement or the failure to take any action prohibited by this Agreement, (G) acts of war, armed hostilities, sabotage or terrorism, or any escalation of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (H) earthquakes, hurricanes or other natural disasters, (I) changes in Law or GAAP, or (J) any action taken or result of a failure to take any action by the Company, any of its Subsidiaries or the Related Entities at the request or with the consent of any of the Purchaser Parties.  References in this Agreement to dollar amount thresholds shall not be deemed to be evidence of materiality or of a Company Material Adverse Effect.

“Company Series A Preferred Shares” means shares of the Company’s 12.0% Series A Cumulative Non-Voting Preferred Stock, par value $0.01 per share.

“Company Stockholder Approval” means the approval of this Agreement, the Merger and the Contemplated Transactions by the Required Stockholder Vote.

“Contract” means any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other binding commitment, instrument or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Disclosure Letter” means the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement for which the disclosure of any fact or item in any Section of such disclosure letter shall, should the existence of such fact or item be relevant to any other Section, be deemed to be disclosed with respect to that other Section so long as the relevance of such disclosure to such other Section is reasonably apparent on the face of such disclosure.  Nothing in the Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein.

“Environmental Law” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., as amended; the Clean Air Act, 42 U.S.C. 7401 et seq., as amended; the Clean Water Act, 33 U.S.C. 1251 et seq., as amended; and any other applicable federal, state, or local statute, law, regulation, rule, or ordinance relating to pollution, contamination, remediation, or the protection of the environment (including, without limitation, ambient air, soil, sediment, surface water and groundwater), in effect as of the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, together with the rules and regulations promulgated thereunder.

“ERISA Affiliate” means (i) a member of any “controlled group” (as defined in Section 414(b) of the Code) of which the Company is a member, (ii) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the Code) with the Company, or (iii) a member of any affiliated service group (within the meaning of Section 414(m) of the Code) of which the Company is a member.

“Excess Distribution” means (i) any distribution that is made pursuant to Section 6.01(b)(ii)(E) and (ii) any distribution that is not permitted by clauses (A), (B), (C) or (D) of Section 6.01(b)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Expense and Finance Covenants” means the covenants set forth in Section 6.01(j)(iv), Section 6.01(v), Section 6.01(w) and Section 6.01(x).

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time consistently applied.

“Governmental Authority” means any United States national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission, or any court, tribunal or judicial or arbitral body.

“Hazardous Substances” means any substance designated as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law including, without limitation, asbestos, lead-based paint, polychlorinated biphenyls, urea formaldehyde foam insulation and petroleum or any fraction of petroleum.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Incentive Plans” means, collectively, the Company’s 2004 Equity Incentive Plan and the Company’s Independent Director Stock Option Plan (each as amended, modified or amended and restated, as the case may be).

“Inquiry Knowledge” means the actual conscious knowledge (and not imputed or deemed knowledge) of the individuals listed on Exhibit A after reasonable inquiry by the Company of the appropriate person(s) with the applicable property manager of the Company Properties and/or operating member or operating partner of the Related Entity, in each case as to the subject matter of the representations and warranties contained in Article IV. The manner of such inquiry, which such individuals shall make such inquiry and which such persons inquiries shall be made of by any such individual shall each be in the reasonable judgment of the Company.

“Intellectual Property” means (i) United States and international patents, patent applications and invention registrations of any type, (ii) United States and international trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (iii) United States and international copyrightable works, copyrights and registrations and applications for registration thereof, and (iv) confidential and proprietary information, including trade secrets and know-how.

“Knowledge of the Company” means the actual knowledge of those individuals listed on Exhibit A.

“Knowledge of Parent” means the actual knowledge of those individuals listed on Exhibit B.

“Law” means any United States national, state, provincial, municipal or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order.

“Liens” means with respect to any asset (including any security), any mortgage, claim, lien, pledge, charge, security interest or encumbrance of any kind in respect to such asset.

“Merger Consideration” shall mean the sum of the Company Common Share Merger Consideration and the Option Merger Consideration.

“Minority Interests” shall mean (i) any voting or non-voting equity or equity-like interest in any of the Partially-Owned Joint Ventures held or owned by any Person who is not a

Subsidiary that is wholly-owned, directly and indirectly by the Company, including any rights to income, profits or distributions from any of the Partially-Owned Joint Ventures and (ii) any option, warrant, call, right, commitment, agreement, arrangement or undertaking of any kind that provides for the issuance by any Partially-Owned Joint Venture of any such equity or equity-like interest to any Person who is not a Subsidiary that is wholly-owned, directly and indirectly by the Company.

“Parent Material Adverse Effect” means any event, circumstance, change or effect that would be expected to prevent, hinder or materially delay Parent or Merger Sub from consummating the Merger or the Contemplated Transactions or otherwise prevent Parent or Merger Sub from performing their respective obligations under the Agreement.

“Partially-Owned Joint Ventures” shall mean each of (i) BC-GFS LLC, a Delaware limited liability company; (ii) BC-GFS II LLC, a Delaware limited liability company; (iii) BC-Bainbridge LLC, a Delaware limited liability company; and (iv) BC Broadstone Preston LP, a Delaware limited partnership.

“Permitted Liens” means (i) Liens for Taxes not yet delinquent and Liens for Taxes being contested in good faith and for which there are proper reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP); (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress; (iii) inchoate workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company,  any of its Subsidiaries or any of the Related Entities; (iv) zoning restrictions, survey exceptions, utility easements, rights of way and similar Liens that are imposed by any Governmental Authority having jurisdiction thereon or otherwise are typical for the applicable property type and locality; (v) with respect to real property, any title exception, easement agreements and all other matters disclosed in any Company title insurance policy provided or made available to Parent, Liens and obligations arising under the Material Contracts (including but not limited to any Lien securing mortgage debt disclosed in the Disclosure Letter) and any other Lien or exception to title that does not interfere materially with the current use of such property (assuming its continued use in the manner in which it is currently used) or materially adversely affect the value or marketability of such property; (vi) matters that would be disclosed on current title reports or surveys that arise or have arisen in the ordinary course of business, that do not materially adversely affect the marketability of the applicable property; and/or (vii) other Liens being contested in good faith in the ordinary course of business, that do not materially adversely affect the marketability of the applicable property and for which there are adequate reserves on the financial statements of the Company.

“person” or “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Related Entity” means the entities listed in Item 4.02(b) of the Disclosure Letter.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Substance into the environment.

“Revolving Credit Facility” means that certain Credit Agreement, dated as of December 6, 2006, among the Company, as the Borrower, Wachovia Bank, National Association, as Administrative Agent and L/C Issuer, Wachovia Capital Markets LLC, as Sole Lead Arranger and Sole Lead Book Manager, and the Other Lender Parties Thereto, as amended.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Subsidiary” of the Company, Parent or any other Person means any corporation, partnership, limited partnership, limited liability company, joint venture or other legal entity of which (i) such party or its direct or indirect Subsidiary is a general partner or a managing member, or (ii) voting power to elect the majority of the board of directors, trustees or others performing similar functions with respect to such organization is held by such party or by any one or more of such party’s Subsidiaries; provided that no Related Entity shall be considered a Subsidiary.

“Superior Proposal” means any written Acquisition Proposal (on its most recently amended and modified terms, if amended and modified, except that references to 20% within the definition of “Acquisition Proposal” shall be replaced by 50%) made by a third party which the Company Board determines in its good faith judgment (after receiving the advice of an independent financial advisor) is more favorable from a financial point of view to the holders of the Company Common Shares than the Merger, after taking into account all of the terms and conditions of such Acquisition Proposal and such other factors as the Company Board deems relevant (including, without limitation, financing terms, any termination fee or expense reimbursement payable under this Agreement, any conditions to the consummation thereof, the likelihood of the Acquisition Proposal being consummated, the likely timing of consummating the Acquisition Proposal and any alterations to this Agreement agreed to in writing by Parent in response thereto).

“Tax” or “Taxes” means any and all taxes, charges, levies and other assessments, including income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, license, payroll, franchise, employment, severance, stamp, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, profits, unemployment, disability, value added, alternative or add-on minimum, registration, transfer and recording taxes, including estimated taxes, whether computed on a separate, consolidated, unitary, combined or any other basis (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by the United States, or any state, local or foreign government or taxing authority.

“Tax Protection Agreement” means any agreement (A) that has as one of its purposes to permit a person or entity to take the position that such person or entity could defer federal taxable income that otherwise might have been recognized upon a transfer of property to the Company or any of its Subsidiaries that is treated as a partnership for U.S. federal income tax purposes, and (B) that (i) prohibits or restricts in any manner the disposition of any assets of the Company or any of its Subsidiaries (including, without limitation, requiring the Company or any of its Subsidiaries to indemnify any person for any Tax liabilities resulting from any such disposition), (ii) requires that the Company or any of its Subsidiaries maintain, or put in place, or replace, indebtedness, whether or not secured by one or more of its properties, or (iii) requires that the Company or of its Subsidiaries offer to any person or entity at any time the opportunity to guarantee or otherwise assume, directly or indirectly, the risk of loss for U.S. federal income tax purposes for indebtedness or other liabilities of the Company or any of its Subsidiaries.

“Tax Returns” means all reports, returns, declarations, claims for refund, information returns, statements or other information required to be supplied in writing to a taxing authority in connection with Taxes, including any amendment thereof.

(b)           The following terms have the meaning set forth in the sections set forth below:

Defined Term	Location of Definition
2007 Budget	Section 6.01(e)
Agreement	Preamble
Articles of Merger	Section 2.02
BCRA	Section 6.01(x)
BCRA Advisory Services Agreement	Section 6.01(x)
Capital Expenditures	Section 6.01(e)
Certificate	Section 3.01(c)
Certificate of Merger	Section 2.02
Change in Recommendation	Section 7.04(c)
Claim	Section 7.06(a)
Closing	Section 2.04
Closing Date	Section 2.04
COBRA	Section 4.11(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 4.04(b)
Company Common Share Merger Consideration	Section 3.01(c)
Company Expenses	Section 9.03(e)
Company Intellectual Property	Section 4.14
Company Preferred Shares	Section 4.03(a)
Company Property	Section 4.15(a)
Company Properties	Section 4.15(a)
Company Stockholders’ Meeting	Section 7.02
Company Termination Fee	Section 9.03(d)
Confidentiality Agreement	Section 7.03(c)
Construction Project	Section 4.15(g)
Contemplated Transactions	Recitals
Counterproposal	Section 7.04(c)

Defined Term	Location of Definition

Dissenter’s Rights Provisions	Section 3.03(a)
Dissenting Shares	Section 3.03(a)
Dissenting Stockholders	Section 3.03(a)
DLLCA	Recitals
Drop Dead Date	Section 9.01(b)
Effective Time	Section 2.02
Excess Shares	Section 4.03(a)
Exchange Fund	Section 3.04(a)
Expenses	Section 7.06(a)
Governmental Order	Section 9.01(c)
Guarantee	Recitals
Guarantor	Recitals
Indemnified Parties	Section 7.06(a)
Management Agreement Documents	Section 4.15(f)
Material Contract	Section 4.18(a)
Maximum Premium	Section 7.06(c)
Merger	Recitals
Merger Sub	Preamble
Minority Interests Acquisition Agreements	Section 4.02(c)
MGCL	Recitals
Organizational Documents	Section 4.01(b)
Option Merger Consideration	Section 3.02(a)
Options	Section 3.02(a)
Other Filings	Section 4.08
Parent	Preamble
Parent Expenses	Section 9.03(e)
Paying Agent	Section 3.04(a)
Permits	Section 4.09
Permitted Refinancings	Section 6.01(j)
Post-Signing Returns	Section 7.12(a)
Proxy Statement	Section 4.08
Purchaser Parties	Preamble
Refinancing	Section 7.11
REIT	Section 2.06
Representatives	Section 7.04(a)
Requested Transactions	Section 2.06
Required Stockholder Vote	Section 4.04(a)
Sarbanes-Oxley Act	Section 4.06(d)
SDAT	Section 2.02
SEC Documents	Section 4.06(a)
Secretary of State	Section 2.02
Section 16	Section 7.05
Surviving Entity	Section 2.01

Defined Term	Location of Definition

Surviving Entity Certificate of Formation	Section 2.03(a)
Surviving Entity Operating Agreement	Section 2.03(b)
Termination Date	Section 9.01
Transfer Taxes	Section 7.09
Uncertificated Share	Section 3.01(c)

Section 1.02           Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)           when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)           the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)           whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation;

(d)           the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(e)           references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section;

(f)            all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g)           the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h)           references to a person are also to its successors and permitted assigns; and

(i)            the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II
THE MERGER

Section 2.01           Merger.  Subject to the terms and conditions of this Agreement, and in accordance with the MGCL and DLLCA, at the Effective Time, Merger Sub and the Company

shall consummate the Merger pursuant to which (i) the Company shall be merged with and into Merger Sub and the separate existence of the Company shall thereupon cease and (ii) Merger Sub shall be the surviving entity in the Merger (the “Surviving Entity”) and shall succeed to and assume all the rights and obligations of the Company in accordance with the MGCL and DLLCA.  The Merger shall have the effects specified in Section 3-114 of the MGCL, Section 18-209(g) of the DLLCA and this Agreement.

Section 2.02           Effective Time.  On the Closing Date, Merger Sub and the Company shall duly execute and file articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of the State of Maryland (the “SDAT”) and a certificate of merger (“Certificate of Merger”) with the office of the Secretary of State of the State of Delaware (the “Secretary of State”) in accordance with Section 3-107 of the MGCL and Section 18-209 of the DLLCA, as applicable.  The Merger shall become effective upon such time as the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger is filed with the Secretary of State, as applicable, or such later time which the parties hereto shall have agreed upon and designated in the Articles of Merger and Certificate of Merger in accordance with the MGCL and DLLCA as the effective time of the Merger but not to exceed thirty (30) days after the Articles of Merger are accepted for record by the SDAT and filed with the Secretary of State, as applicable (the “Effective Time”).

Section 2.03           Charter and Operating Agreement.

(a)           The certificate of formation of Merger Sub as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Entity until thereafter amended in accordance with the provisions thereof and as provided by applicable Law (the “Surviving Entity Certificate of Formation”).

(b)           The operating agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the operating agreement of the Surviving Entity until thereafter amended in accordance with the provisions thereof and as provided by applicable Law (the “Surviving Entity Operating Agreement”).

Section 2.04           Closing.  The closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the second (2nd) Business Day) after all of the conditions set forth in Article VIII (other than conditions which by their terms are required to be satisfied or waived at the Closing but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same, and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”).  The Closing shall take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, MA 02109, or at such other place as agreed to by the parties hereto.

Section 2.05           Manager and Officers of the Surviving Entity.  The manager of Merger Sub immediately prior to the Effective Time shall be the manager of the Surviving Entity, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Entity, each to hold office in accordance with the Surviving Entity Certificate of Formation and the Surviving Entity Operating Agreement until their respective successors are duly elected or appointed and qualify or until their earlier death, resignation or removal.

Section 2.06           Other Transactions.  Parent may request by reasonable notice to the Company, that the Company use commercially reasonably efforts to, immediately prior to the Closing, (a) convert or cause the conversion of one or more the Company’s Subsidiaries or Related Entities that are organized as corporations into limited liability companies (or other entities) and one or more the Company’s Subsidiaries or Related Entities that are organized as limited partnerships or limited liability companies into other entities, on the basis of organizational documents as reasonably requested by Parent, (b) sell or cause to be sold all of the capital stock, shares of beneficial interests, partnership interests or limited liability interests owned, directly or indirectly, by the Company in one or more of its Subsidiaries or Related Entities to any person at a price and on terms all as designated by Parent, and (c) sell or cause to be sold any of the assets of the Company or one or more its Subsidiaries or Related Entities to any person at a price and on terms all as designated by Parent (clauses (a), (b) and (c) being “Requested Transactions”).  The Company shall consider any such request in good faith having regard to the following: (i) none of the Requested Transactions shall delay or prevent the completion of the Merger, (ii) the Requested Transactions shall be implemented as close as possible to the Effective Time (but after Parent and Merger Sub shall have waived or confirmed that all conditions to the consummation of the Merger have been satisfied), (iii) neither the Company nor any of its Subsidiaries or Related Entities shall be required to take any action in contravention of any Laws, Organizational Documents or any Material Contract, (iv) the consummation of any such Requested Transactions shall be contingent upon the receipt by the Company of a written notice from Parent confirming that all of the conditions set forth in Sections 8.01 and 8.02 have been satisfied (or, with respect to Section 8.02, at the option of Parent, waived) and that Parent and Merger Sub are prepared to proceed immediately with the Closing (it being understood that in any event the Requested Transactions will be deemed to have occurred prior to the Closing), (v) the Requested Transactions (or the inability to complete the Requested Transactions) shall not affect or modify the obligations of Parent and Merger Sub under this Agreement, including payment of the funds provided for in Section 3.04, (vi) neither the Company nor any of its Subsidiaries shall be required to take any such action that would adversely affect the classification of the Company as a “real estate investment trust” (a “REIT”) within the meaning of Section 856 of the Code, and (vii) neither the Company nor any of its Subsidiaries or Related Entities shall be required to take any such action that would reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to, any stockholder of the Company incrementally greater than the Taxes or other adverse Tax consequences to such stockholders in connection with the consummation of this Agreement in the absence of such action taken pursuant to this Section 2.06 unless such stockholders are indemnified by the Parent and Merger Sub for such incremental Taxes.  Parent shall, upon request by the Company, advance to the Company all reasonable out-of-pocket costs to be incurred by the Company or, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company in connection with any actions taken by the Company in accordance with this Section 2.06 (including reasonable fees and expenses of its Representatives).  Parent and Merger Sub, on a joint and several basis, hereby agree to indemnify and hold harmless the Company, its Subsidiaries, the Related Entities and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company, its Subsidiaries or any Related Entity in connection with or as a result of taking such actions.  Without limiting the foregoing, none of the representations, warranties or covenants of the

Company shall be deemed to apply to, or deemed breached or violated by, any of the transactions requested in writing by Parent pursuant to this Section 2.06.

ARTICLE III
EFFECTS OF THE MERGER

Section 3.01           Effects of Merger on Shares.  As of the Effective Time, by virtue of the Merger and without any action on the part of the Parent, Merger Sub, the holders of Company Common Shares or holders of any limited liability interests in Parent or Merger Sub:

(a)           The membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into issued and outstanding membership interests of the Surviving Entity, so that thereafter Parent will be the sole and exclusive owner of the membership interests of the Surviving Entity.

(b)           Each Company Common Share that is owned by the Parent, Merger Sub or any other wholly-owned Subsidiaries of Parent or by the Company (held in treasury) or any of its Subsidiaries immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(c)           Each Company Common Share issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.01(b) and Dissenting Shares) shall automatically be converted into, and shall be cancelled in exchange for, the right to receive an amount in cash, without interest, equal to (i) $13.30, plus (ii) an amount equal to the product obtained by multiplying $0.00164384 by the number of days between the last dividend declaration date for which regular monthly dividends on the Company Common Shares have been declared and the date immediately prior to the Closing Date, less (iii) the sum of all Excess Distributions (the “Company Common Share Merger Consideration”).  As of the Effective Time, all Company Common Shares issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.01(b) and Dissenting Shares) shall be cancelled in accordance with this Section 3.01(c), and when so cancelled, shall no longer be outstanding and shall automatically cease to exist, and (x) each holder of a certificate (a “Certificate”) representing any such Company Common Share shall cease to have any rights with respect thereto, except the right to receive the Company Common Share Merger Consideration for each such Company Common Share, without interest and (y) each holder of shares of Company Common Shares not represented by a Certificate (each an “Uncertificated Share”) shall thereafter only have the right to receive the Company Common Share Merger Consideration for each such Uncertificated Share, without interest.

Section 3.02           Equity Awards.

(a)           Immediately prior to the Effective Time, each qualified or nonqualified option to purchase Company Common Shares granted under the Incentive Plans that is outstanding and unexercised as of the Effective Time (whether vested or unvested) (collectively, the “Options”) shall be cancelled, and the holder thereof shall be entitled to receive from the Company, in consideration for such cancellation, a single lump sum cash payment equal to the product of (A) the number of Company Common Shares issuable upon exercise of such Option

(assuming full vesting) immediately prior to the Effective Time and (B) the excess, if any, of the Company Common Share Merger Consideration over the exercise price per Company Common Share issuable upon exercise of such Option immediately prior to the Effective Time, less any required withholding taxes (the “Option Merger Consideration”). For the purposes of clarity, all tax deductions created as a result of the cancellation and exchange of Options for the Option Merger Consideration pursuant to this Section 3.02(a) shall be for the benefit of the Company and all parties to this Agreement shall file all Tax returns consistently with the foregoing.

(b)           The Company shall take all actions necessary to ensure that the Options and the Incentive Plans shall be terminated and the provisions in any other plan, program, arrangement or agreement providing for the issuance or grant of any other interest in respect of equity interests in the Company or any of its Subsidiaries shall be deemed to be terminated and of no further force and effect as of the Effective Time and no holder of any Option or any participant in any Incentive Plan shall, thereafter, have any right thereunder to (i) acquire any securities of the Company, the Surviving Entity or any Subsidiary thereof, or (ii) receive any payment or benefit with respect to any award previously granted under the Incentive Plans except as provided in Section 3.02(a).

Section 3.03           Dissenter’s Rights.

(a)           Notwithstanding anything in this Agreement to the contrary, any Company Common Shares that are issued and outstanding immediately prior to the Effective Time and that are held by Company stockholders who, in accordance with Title 3, Subtitle 2, of the MGCL (the “Dissenter’s Rights Provisions”), (i) properly filed a written objection prior to the Company Stockholders’ Meeting, (ii) have not voted in favor of approving this Agreement and the Merger, (iii) shall have demanded properly in writing fair value for such shares, and (iv) have not effectively withdrawn, lost or failed to perfect their rights under the Dissenter’s Rights Provisions (collectively, the “Dissenting Shares”), will not be converted as described in Section 3.01(c) or have the right to receive the Company Common Share Merger Consideration but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under the Dissenter’s Rights Provisions; provided, however, that all Company Common Shares held by Company stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to demand fair value of such Company Common Shares under the Dissenter’s Rights Provisions shall thereupon be deemed to have been canceled and to have been converted, as of the Effective Time, into the right to receive the Company Common Share Merger Consideration relating thereto, without interest, in the manner provided in Section 3.01(c).  Persons who have perfected statutory rights with respect to Dissenting Shares (the “Dissenting Stockholders”) as described above will not be paid as provided in this Agreement and will have only such rights as are provided by the Dissenter’s Rights Provisions with respect to such Dissenting Shares.

(b)           The Company shall give Parent prompt notice of any demands received by the Company for appraisal of any Shares, withdrawals or such demands and any other instruments served pursuant to the Dissenter’s Rights Provisions and received by the Company and will not settle or compromise any such demands without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)           No dissenters’ or appraisal or similar rights shall be available with respect to the Contemplated Transactions.

Section 3.04           Paying Agent; Exchange Procedure.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as Paying Agent (the “Paying Agent”) for the payment in accordance with this Article III of the Company Common Share Merger Consideration.  At or before the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent a cash amount in immediately available funds equal to the product of (x) the Company Common Share Merger Consideration and (y) the number of Company Common Shares issued and outstanding immediately prior to the Effective Time (exclusive of any Dissenting Shares and Company Common Shares to be cancelled pursuant to Section 3.01(b)) (such cash being referred to as the “Exchange Fund”).  The Parent shall cause the Paying Agent to make, and the Paying Agent shall make, payments of the Company Common Share Merger Consideration out of the Exchange Fund in accordance with this Agreement.  The Exchange Fund shall not be used for any other purpose.  Any and all interest earned on cash deposited in the Exchange Fund shall be paid to the Surviving Entity.

(b)           Share Transfer Books.  At the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Company Common Shares.  From and after the Effective Time, persons who held Company Common Shares immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein.  On or after the Effective Time, any Certificates of the Company (or affidavits of loss in lieu thereof) presented to the Paying Agent, the Surviving Entity or the transfer agent for any reason shall be cancelled and exchanged for the Company Common Share Merger Consideration, with respect to the Company Common Shares formerly represented thereby.

(c)           Exchange Procedures for Certificates.  Promptly after the Effective Time (but in any event within four (4) Business Days), the Surviving Entity or Parent shall cause the Paying Agent to mail to each person who immediately prior to the Effective Time held of record Company Common Shares (other than holders of Dissenting Shares and Shares to be canceled pursuant to Section 3.01(b)):  (i) a letter of transmittal (which shall specify that delivery of Certificates shall be effected, and risk of loss and title to the Certificates shall pass to the Paying Agent, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, and which letter shall be in such form and have such other provisions as Parent and the Company may reasonably agree) and (ii) instructions for use in effecting the surrender of the holder’s Certificates (or affidavits of loss in lieu thereof) in exchange for the Company Common Share Merger Consideration as provided in Section 3.01 to which the holder thereof is entitled.  Upon surrender of a Certificate (or affidavits of loss in lieu thereof) for cancellation to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, or, in the case of Uncertificated Shares, at or promptly following the receipt by the Paying Agent of a duly executed letter of transmittal and such other documentation as may be reasonably required by the Paying Agent, the holder of such Certificate or Uncertificated Shares shall receive in exchange therefor the Company Common Share Merger Consideration (after giving effect any required Tax withholdings as provided in Section 3.05) payable in respect of the Company Common Shares previously represented by such Certificate or Uncertificated Shares pursuant to the provisions of this Article III, and any Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered (or affidavits of loss in lieu thereof) is registered, if such Certificate (or affidavits of loss in lieu thereof) shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of such Certificate (or affidavits of loss in lieu thereof) or establish to the satisfaction of Parent that such tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 3.04, each Certificate (or affidavits of loss in lieu thereof) shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Company Common Share Merger Consideration as contemplated by this Section 3.04.  No interest shall be paid or accrue on the Company Common Share Merger Consideration.

(d)           No Further Ownership Rights in Company Common Shares.  As of the Effective Time, holders of Company Common Shares shall cease to be, and shall have no rights as, stockholders of the Company other than the right to receive the Company Common Share Merger Consideration provided under this Article III.  The Company Common Share Merger Consideration paid upon the surrender for exchange of Certificates (or affidavits of loss in lieu thereof) or in exchange for Uncertificated Shares representing Company Common Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to the Company Common Shares exchanged or redeemed theretofore and represented by such Certificates (or affidavits of loss in lieu thereof) or Uncertificated Shares.

(e)           Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Shares for twelve (12) months after the Effective Time shall be delivered to the Surviving Entity, upon demand, and any holders of shares of Company Common Shares prior to the Merger (other than Company Common Shares to be cancelled pursuant to Section 3.01(b) and Dissenting Shares) who have not theretofore complied with this Article III and the instructions set forth in the letters of transmittal mailed to such holders after the Effective Time shall, after such funds have been delivered to the Surviving Entity, look only to the Surviving Entity (subject to abandoned property, escheat or other similar Laws) for payment of the Company Common Share Merger Consideration (after giving effect to any required tax withholdings as provided in Section 3.05) due upon the surrender of their Certificates (or affidavits of loss in lieu thereof) or in exchange for their Uncertificated Shares.

(f)            No Liability.  None of Parent, Merger Sub, the Company or the Paying Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any person in respect of any Company Common Share Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)           Investment of Exchange Fund.  The Paying Agent shall invest the cash included in the Exchange Fund, as directed by the Surviving Entity, on a daily basis; provided, however, that such investments shall only be in obligations of, or guaranteed by, the United

States.  Any net profit resulting from, or interest or income produced by, such investments shall be placed in the Exchange Fund.  To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Company Common Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payment.

(h)           Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity or the Paying Agent, the posting by such person of a bond in such amount as the Surviving Entity or the Paying Agent reasonably may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue a check in exchange for such lost, stolen or destroyed Certificate in an amount of the Company Common Share Merger Consideration (after giving effect to any required tax withholdings as provided in Section 3.05) payable in respect thereof pursuant to this Agreement.

Section 3.05           Withholding Rights.  The Surviving Entity, Parent or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Shares or Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law.  To the extent that amounts are so withheld by the Surviving Entity, Parent or the Paying Agent, as applicable, such withheld amounts shall be (i) remitted by the Surviving Entity, Parent or the Paying Agent as applicable, to the applicable Governmental Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Shares or Options in respect of which such deduction and withholding was made by the Surviving Entity, Parent or the Paying Agent, as applicable.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Letter or the SEC Documents (other than any disclosures set forth in any risk factor section, in any section relating to forward-looking statements, and any other disclosures included in the SEC Documents to the extent that they are cautionary, predictive or forward-looking in nature) the Company hereby represents and warrants to the Purchaser Parties as follows:

Section 4.01           Organization; Minute Books.

(a)           The Company, each of its Subsidiaries and each of the Related Entities are duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and have the requisite corporate or similar power and authority to own, lease and operate their properties and to carry on their business as now being conducted.  The Company, each of its Subsidiaries and each of the Related Entities, are duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of their business or the ownership or leasing of their properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)           The Company has made available to the Purchaser Parties complete and correct copies of the Company Charter, Company Bylaws and the charter, bylaws, certificate of formation, limited liability company agreement and partnership agreement (or similar organizational documents) of each of its Subsidiaries and the Related Entities (collectively with the Company Charter and Company Bylaws, the “Organizational Documents”).  The Organizational Documents of the Company, each of its Subsidiaries and each Related Entity, are in full force and effect and the Company has not caused to be commenced any dissolution, revocation or forfeiture proceeding regarding the Company, any of its Subsidiaries or any Related Entity.  None of the Company, its Subsidiaries or, to the Inquiry Knowledge of the Company, Related Entities is in violation of any of the provisions of its Organizational Documents, except, in each case, for such violations that would not reasonably be expected to have a Company Material Adverse Effect.

(c)           The Company has made available to the Purchaser Parties correct and complete copies of the minute books of the Company of meetings of the Company Board and committees of the Company Board held since January 1, 2005.

Section 4.02           Subsidiaries.

(a)           Item 4.02(a) of the Disclosure Letter sets forth a correct and complete list of all of the Subsidiaries of the Company in which the Company has a direct or indirect economic, equity or voting interest (including, without limitation, any right to receive distributions or other consideration upon the occurrence of a capital transaction), together with, in each case, the jurisdiction of organization of each such Subsidiary, the identity of all holders (including, without limitation, the Company) of economic, equity or voting interests of such Subsidiary, the percentage of the outstanding economic, equity or voting interests of each such Subsidiary owned by such holders (including, the Company).  All of the outstanding shares of stock of each Subsidiary of the Company that is a corporation have been duly authorized and validly issued and are fully paid and nonassessable.  Except as set forth in Item 4.02 of the Disclosure Letter, all of the outstanding shares of stock or equity interests and other ownership interests of each Subsidiary of the Company that are owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company, are owned by such entities free and clear of all Liens.  The Company does not own, directly or indirectly, any stock or other voting or equity securities or interests (or any interests convertible into or exchangeable or exercisable for any equity or similar interests) in any other Person other than the ownership interests reflected in Items 4.02(a) and 4.02(b) of the Disclosure Letter.

(b)           Item 4.02(b) of the Disclosure Letter sets forth a complete and correct list of the Related Entities in which the Company, any of its Subsidiaries or any of the other Related Entities has a direct or indirect equity interest (including, without limitation, any right to receive distributions or other consideration upon the occurrence of a capital transaction), together with, in each case, the jurisdiction of organization of each such Related Entity, the identity of all holders (including, without limitation, the Company, its Subsidiaries and the Related Entities) of

economic, equity or voting interests of such Related Entity and, the percentage of the outstanding economic, equity or voting interests of each such Related Entity owned by such holders (including, the Company, its Subsidiaries and the Related Entities).  All of the outstanding shares of stock or equity interests and other ownership interests of each Related Entity that are owned by the Company, by one or more Subsidiaries of the Company or by one or more Related Entities are owned by such entities free and clear of all Liens other than as set forth in Item 4.02(b) of the Disclosure Letter.  No direct or indirect beneficial owner of any Related Entity or party to any agreement with a Related Entity has exercised any option to purchase or sell, right of first refusal, right of first offer or any other contractual right to purchase, sell or dispose of, any equity interest of any Related Entity owned by the Company, any of its Subsidiaries or any other Related Entity.  The Company, its Subsidiaries and the Related Entities do not hold a direct or indirect equity interest (including without limitation, any right to receive distributions or other consideration upon the occurrence of a capital transaction) in any Person other than as the equity interests in the Subsidiaries and Related Entities set forth on Item 4.02(a) and (b) of the Disclosure Letter.

(c)           Attached to Item 4.02(c) of the Disclosure Letter are true, correct and complete copies of the agreements providing for the acquisition of the Minority Interests by the Company or one of its wholly-owned Subsidiaries (collectively, the “Minority Interests Acquisition Agreements”), each of which constitutes the legal, valid and binding obligation of the Company, and, to the Knowledge of the Company, the holder of the Minority Interests party thereto, enforceable against the Company and, to the Knowledge of the Company, against the holder of the Minority Interests party thereto, in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by a court’s application of general equity principles.

Section 4.03           Capital Structure.

(a)           The authorized stock of the Company consists of 400,000,000 shares of Company Common Shares, 50,000,000 shares of preferred stock, $0.001 par value per share (the “Company Preferred Shares”), of which 250 shares are designated Company Series A Preferred Shares, and 50,000,000 excess shares, $0.001 par value per share (the “Excess Shares”).  At the close of business on the date hereof and as of the Closing Date, (i) 7,684,468 shares of Company Common Shares were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Company Series A Preferred Shares were issued and outstanding; (iii) no Excess Shares were issued and outstanding and (iv) 4,200,000 shares of Company Common Shares had been authorized and reserved for issuance pursuant to the Incentive Plans listed in Item 4.03(a) of the Disclosure Letter of which Options to purchase 55,000 Company Common Shares were outstanding.  Item 4.03(a) of the Company Disclosure Letter sets forth a true, complete and correct list of the outstanding Options, including the name of the Person to whom such Options have been granted, the number of shares subject to each outstanding Option, the per share exercise price for each outstanding Option and the vesting schedule for each outstanding Option.  Except as set forth in this Section 4.03(a) and in Item 4.03(a) of the Disclosure Letter, no shares of stock of the Company or options, warrants, convertible or exchangeable securities or other rights to purchase stock of the Company are issued, reserved for issuance or outstanding.  There are no outstanding bonds, debentures, notes or other indebtedness of the Company, any of its Subsidiaries or the Related Entities having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s stockholders may vote.  Except as set forth in this Section 4.03(a), there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (including phantom stock rights, statutory or contractual preemptive rights and rights of conversion or exchange under any outstanding security, instrument or other agreement) obligating the Company, any of its Subsidiaries or the Related Entities to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of stock or other voting or equity securities or interests of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Related Entities or obligating the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Related Entities to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking or relating to the voting of stock or equity securities or interests of the Company, any of its Subsidiaries or any of the Related Entities.  Other than pursuant to this Agreement and the Minority Interests Acquisition Agreements, there are no outstanding contractual obligations or rights of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Related Entities to register or repurchase, redeem or otherwise acquire, vote, dispose of or otherwise transfer or register pursuant to any securities Laws any shares of stock or equity interests of the Company, any of its Subsidiaries or any of the Related Entities.  The Company does not have a “poison pill” or similar stockholder rights plan.

(b)           There are no agreements or understandings to which the Company, any of its Subsidiaries or any Related Entity is a party with respect to the voting of any shares of Company Common Shares and, to the Knowledge of the Company, as of the date of this Agreement, there are no third party agreements or understandings with respect to the voting of shares of Company Common Shares.

Section 4.04           Authority.

(a)           The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to approval by the Company’s stockholders of the Merger, to consummate the Merger and the Contemplated Transactions.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the Contemplated Transactions has been duly authorized by all necessary corporate action on the part of the Company, subject, solely with respect to the consummation of the Merger, to receipt of approval of this Agreement and the Merger by the holders of not less than a majority of the outstanding Company Common Shares entitled to vote thereon (the “Required Stockholder Vote”).  This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by the Purchaser Parties) constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by a court’s application of general equity principles.

(b)           The Company Board, at a meeting duly called and held, has (i) determined that the Merger is fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement, the Merger and the Contemplated Transactions and declared that the Merger and the Contemplated Transactions are advisable on substantially the terms herein and (iii) resolved to recommend approval by the stockholders of the Company of the Merger and directed that this Agreement, the Merger and the Contemplated Transactions be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting (collectively, the “Company Board Recommendation”), which resolutions and direction, subject to Section 7.04, have not been subsequently rescinded, modified or withdrawn in any way.  The consent of the stockholders of the Company by the Required Stockholder Vote are the only votes or consents required of the holders of any class or series of the Company Common Shares or other securities of or equity interests in the Company required to approve this Agreement and consummate the Merger and the Contemplated Transactions.

Section 4.05           Consents and Approvals; No Violations.  Except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, Exchange Act, the MGCL, DLLCA and state securities Laws (b) as described in Item 4.05 of the Disclosure Letter and (c) as may be required in connection with the Taxes described in Section 7.08, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the Merger and the Contemplated Transactions will (i) conflict with or result in any breach of any provision of any of the Organizational Documents, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Authority, (iii) result in a breach of, or constitute (an event which, with due notice or lapse of time or both, would become) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, or result in a loss of benefit under, or give rise to a right of purchase, first offer or forced sale under, any of the terms, conditions or provisions of any Material Contract to which the Company, any of its Subsidiaries or any Related Entity is a party or by which any of them or any of their properties or assets may be bound, (iv) violate any Law, order, writ, injunction, judgment, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries, any Related Entity or any of their respective properties or assets, (v) result in the creation of any Lien on any properties or assets of the Company, any of its Subsidiaries or any Related Entity, except for Permitted Liens or (vi) require the Company, any of its Subsidiaries or any Related Entity to make any payment to any Person, except in the case of clause (ii) where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or, in the case of clauses (iii), (iv), (v) or (vi) for such breaches, defaults, terminations, amendments, cancellations, accelerations, losses of benefits, violations or Liens, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger and the Contemplated Transactions.  The Contemplated Transactions are exempt from any requirement to make any filings under the HSR Act, and the implementing regulations thereto, 16 C.F.R. parts 801-803, because (i) the Company is a REIT, and (ii) the Company has determined that the aggregate fair market value of the non-exempt assets of the Company and the entities controlled by the Company is $59.8 million or less.

Section 4.06           SEC Documents and Other Reports.

(a)           The Company has filed with the SEC all forms, reports, statements, schedules, certifications, exhibits thereto and other documents required to be filed by them since August 15, 2005 under the Securities Act or the Exchange Act (collectively, including any amendments thereto, the “SEC Documents”).  As of their respective filing dates, the SEC Documents (including any documents incorporated by reference therein) complied, and all documents filed by the Company with the SEC under the Securities Act or the Exchange Act between the date of this Agreement and the date of Closing will comply, in each case, subject to the accuracy of the representations and warranties set forth in Sections 4.08 and 5.05, in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, each as in effect on the date so filed.  At the time filed with the SEC, none of the SEC Documents (including any documents incorporated by reference therein) contained, or, in the case of documents filed on or after the date hereof will contain, in each case subject to the accuracy of the representations and warranties set forth in Sections 4.08 and 5.05, any untrue statement of a material fact or omitted, or, in the case of documents filed on or after the date hereof will omit, in each case subject to the accuracy of the representations and warranties set forth in Sections 4.08 and 5.05, to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filings.  None of the Company’s Subsidiaries or Related Entities is required, under the Exchange Act, to make periodic filings with the SEC.  The consolidated financial statements of the Company included in the SEC Documents (including the related notes and schedules thereto) complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a basis consistent with prior periods (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company, its Subsidiaries and Related Entities and the consolidated results of their operations and their consolidated cash flows at the dates and for the periods indicated (subject, in the case of unaudited interim financial statements, to normal and recurring year-end audit adjustments and the absence of certain footnote disclosures).

(b)           None of the Company, any of its Subsidiaries or any Related Entity has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except (i) as reflected, reserved for or disclosed in the consolidated balance sheet of the Company, its Subsidiaries and the Related Entities as of December 31, 2006, including the notes thereto, (ii) as incurred since December 31, 2006 in the ordinary course of business consistent with past practice, or (iii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Since December 31, 2004, none of the Company, its Subsidiaries or any Related Entity has been a party to any asset securitization transaction or “off-balance sheet arrangement” (as defined in Rule 303 of Regulation S-K promulgated under the Exchange Act).

(c)           The management of the Company has (i) implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company including its Subsidiaries and Related Entities, is made known to the management of the Company and (ii) has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s, any of its Subsidiaries’ or any Related Entities’ internal controls over financial reporting.

(d)           The Company has not identified any material weaknesses in the design or operation of internal controls over financial reporting.  Each SEC Document filed since August 15, 2005 was accompanied by the certification required to be filed or submitted by the Company’s chief executive officer and chief financial officer pursuant to and subject to the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and, at the time of filing or submission of each such certification, such certification was, to the Knowledge of the Company, true and accurate and complied with the Sarbanes-Oxley Act.  To the Knowledge of the Company, there is no reason to believe that its auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act when next due.

Section 4.07           Absence of Material Adverse Effect.  Since December 31, 2006 and prior to the date hereof, except (i) as disclosed in the SEC Reports filed since December 31, 2006 and prior to the date of this Agreement or (ii) as set forth in Item 4.07 of the Disclosure Letter, the Company, its Subsidiaries and to the Inquiry Knowledge of the Company, the Related Entities have conducted their respective businesses in all material respects in the ordinary course consistent with past practice, and, there has not been (a) any effect, event, development, change or circumstance that, individually or in the aggregate, with any other effects, events developments and changes, has resulted or would reasonably be expected to result in a Company Material Adverse Effect, (b) except for (i) regular monthly distributions at a rate of $0.00164384 per Company Common Share per day with customary record and payment dates, (ii) distributions in the ordinary course pursuant to the Organizational Documents of any Subsidiary of the Company or Related Entity, or (iii) any declaration, setting aside or payment of any dividend or other distribution with respect to its stock or equity interests, or any redemption, purchase or other acquisition of any of stock or equity interests of the Company, any of its Subsidiaries, or any Related Entity, (c) any change by the Company in its accounting methods, principles or practices, except as set forth in Item 4.07 of the Disclosure Letter, (d) to the Inquiry Knowledge of the Company, any material damage, destruction or loss not covered by insurance to the Company Properties, (e) any material amendment of any term of any outstanding debt or equity security of the Company, any of its Subsidiaries or the Related Entities, (f) any split, combination or reclassification of any Company Common Shares, the equity of any Subsidiary of the Company or the Related Entities (other than the equity of Subsidiaries wholly-owned, directly or indirectly, by the Company), or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, or giving the right to acquire by exchange or exercise, shares of stock or any ownership interest in, the Company, any of its Subsidiaries or the Related Entities other than in connection with any dividend reinvestment program or share purchase program, (g) any amendment of any employment, consulting, severance, incentive stock, stock option, deferred compensation, bonus, retirement, retention or any other agreement, or the adoption of any new such agreement, between (i) the Company, any of its Subsidiaries or any of the Related Entities, on the one hand and (ii) any officer or director of the Company or any of its Subsidiaries, on the other hand, (h) any direct or indirect acquisition (whether through merger or consolidation with, the purchase of a substantial equity interest in, the purchase of a substantial portion of the assets of, or otherwise) any business or any corporation, partnership, association or other business organization or a division thereof or any significant assets other than in the ordinary course of business in an amount not involving more than $100,000 individually or $250,000 in the aggregate or as specified by the 2007 Budget, (i) any incurrence of indebtedness for borrowed money or guarantee for such indebtedness, in each case by the Company, any of its Subsidiaries or any Related Entity, other than those in the ordinary course of business of the Company, any of its Subsidiaries or any Related Entity or for projects currently under construction in amounts disclosed in the 2007 Budget, or (j) any agreement by the Company, any of its Subsidiaries or the Related Entities involving any of the foregoing since December 31, 2006 and prior to the date hereof; in each case except as disclosed in Item 4.07 of the Disclosure Letter.

Section 4.08           Information Supplied.  None of the information supplied or to be supplied by the Company, any of its Subsidiaries or any of the Related Entities or their respective representatives for inclusion or incorporation by reference in the proxy statement relating to the Company Stockholders’ Meeting (together with any amendments or supplements thereto and including any related filings required pursuant to the Exchange Act, the “Proxy Statement”) or any other document to be filed with the SEC in connection herewith (collectively, the “Other Filings”) will, in the case of the Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereof, or, in the case of any Other Filing, at the date it is first mailed to the Company’s stockholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the Purchaser Parties or any of their representatives in connection with the preparation of the Proxy Statement or Other Filings for inclusion or incorporation by reference therein.  The Proxy Statement and Other Filings will comply as to form and substance in all material respects with the applicable provisions of the Exchange Act.

Section 4.09           Compliance with Laws.  The businesses and assets of the Company, its Subsidiaries and the Related Entities are not and have not been in violation of or subject to liability under any Law, order, writ, injunction, judgment, decree, statute, rule, ordinance or regulation of any Governmental Authority, except for any violations or liability that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and except as set forth in Item 4.09 of the Disclosure Letter.  Since the date on which the Company became subject to the Sarbanes-Oxley Act, the Company has been in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations thereunder.  Each of the Company, its Subsidiaries and to the Inquiry Knowledge of the Company, the Related Entities has in effect all federal, state, local and provincial governmental licenses, authorizations, consents, permits, qualifications and approvals (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and no violation or default has occurred under any such

Permit, except for the absence of Permits and for violations or defaults under Permits that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.10           Tax Matters.

(a)           The Company, its Subsidiaries, and, to the Inquiry Knowledge of the Company, the Related Entities, have timely filed or caused to be filed (after taking into account all applicable extensions) all material Tax Returns required to be filed by them.  All such Tax Returns for the Company, each of its Subsidiaries and the Related Entities filed since October 1, 2004 have been made available to representatives of Parent.

(b)           Each of the Company, its Subsidiaries, and, to the Inquiry Knowledge of the Company, the Related Entities, has paid or caused to be paid or will timely pay all material Taxes that are required to be paid by it other than Taxes that are being contested in good faith.  The Company’s most recent financial statements reflect an adequate reserve for all material Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.

(c)           The Company, (i) for its taxable years ended December 31, 2005 through December 31, 2006, has qualified and been subject to taxation as a REIT and (ii) has operated from December 31, 2006 to the date of this Agreement, and intends to continue to operate until the Effective Time, in such a manner as would permit it to continue to qualify as a REIT, for the period beginning January 1, 2007 through the Effective Time.  None of the Company’s Subsidiaries or Related Entities is a REIT.  No challenge to the Company’s status as a REIT is pending or threatened in writing.  Each Subsidiary of the Company or Related Entity that is a partnership, joint venture or limited liability company and that has not elected for federal income tax purposes to be a corporation or a “taxable REIT subsidiary” within the meaning of Section 856 of the Code, is treated for federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.  Each Subsidiary of the Company that is a corporation for federal income tax purposes is a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code or a “taxable REIT subsidiary” pursuant to Section 856(l) of the Code.  No Subsidiary of the Company or Related Entity is a “qualified REIT subsidiary” or “taxable REIT subsidiary.”  For the purpose of this Section 4.10(c) exclusively, the term “Subsidiary” shall include any entity, including a Related Entity, in which Company owns, directly or indirectly, an interest representing 9.9% or more of the vote or value of such entity.  The Company does not hold either directly or indirectly any securities that would cause it to fail to comply with the requirements in Section 856(c)(4)(B)(iii) of the Code.

(d)           Since January 1, 2005, to the Inquiry Knowledge of the Company, there are no other audits, examinations or other proceedings relating to any Taxes of the Company, its Subsidiaries, or the Related Entities by any taxing authority in progress.

(e)           To the Inquiry Knowledge of the Company, there are no Liens for a material amount of Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company, its Subsidiaries or any of the Related Entities.

(f)            To the Inquiry Knowledge of the Company, no claim has been made in writing by a taxing authority in a jurisdiction where the Company, any of its Subsidiaries or any of the Related Entities does not file Tax Returns that the Company, any such Subsidiary or Related Entity is or may be subject to taxation by that jurisdiction.

(g)           Neither the Company, any of its Subsidiaries, nor to the Inquiry Knowledge of the Company, any of the Related Entities has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(h)           Neither the Company, any of its Subsidiaries nor, to the Inquiry Knowledge of the Company, any of the Related Entities has entered into any written and legally binding agreement with a Governmental Authority relating to Taxes, including, without limitation, a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

(i)            Since January 1, 2005, neither the Company, any of its Subsidiaries nor, to the Inquiry Knowledge of the Company, any of the Related Entities (i) has incurred any material liability for Taxes under Sections 856(c)(7)(C), 856(g)(5)(C), 857(b), 857(f), 860(c) or 4981 of the Code which have not been previously paid, or (ii) has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code.

(j)            Since January 1, 2005, neither the Company, any of its Subsidiaries nor, to the Inquiry Knowledge of the Company, any of the Related Entities (other than a “taxable REIT subsidiary” or a subsidiary of a “taxable REIT subsidiary”) has engaged in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code.

(k)           The Company, its Subsidiaries and, to the Inquiry Knowledge of the Company, the Related Entities have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes and have duly and timely withheld and have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable laws (including Taxes required to have been withheld and/or paid in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, shareholder, or other third party).

(l)            There are no outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for or the period for the collection or assessment of Taxes due and payable by the Company, any of its Subsidiaries any Related Entity for any taxable period.

(m)          No power of attorney that is currently in force has been granted by the Company, any of its Subsidiaries or, to the Inquiry Knowledge of the Company, any Related Entity with respect to any matter relating to Taxes that could affect the Company, any of its Subsidiaries or any of the Related Entities.

(n)           The Company is not obligated to make any payment that would not be deductible pursuant to Section 162(m) of the Code.

(o)           None of the Company, any of its Subsidiaries nor, to the Inquiry Knowledge of the Company, any of its Related Entities is a party to any agreement, contract, arrangement or plan that would result, separately or in the aggregate, in connection with this Agreement or any change in control, in the payment of any amount that would not be deductible by the entity paying such amount by operation of Section 280G of the Code.

(p)           None of the Company, any of its Subsidiaries nor, to the Inquiry Knowledge of the Company, any of the Related Entities (i) is a party to or is otherwise subject to any Tax allocation or sharing agreement or Tax Protection Agreement or (ii) has any liability for the Taxes of another person under law, by contract or otherwise.

(q)           None of the Company, any of its Subsidiaries nor, to the Inquiry Knowledge of the Company, any of the Related Entities has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.  None of the Company, any of its Subsidiaries nor, to the Inquiry Knowledge of the Company, any of the Related Entities has disposed of any property in a transaction intended to qualify for tax deferred treatment under Section 1031 or 1033 of the Code in which the Company, any of its Subsidiaries nor, to the Inquiry Knowledge of the Company, any of the Related Entities, as the case may be, has yet to acquire a replacement property.

(r)            The Company, its Subsidiaries and, to the Inquiry Knowledge of the Company, the Related Entities have each disclosed on its federal income Tax Returns any Reportable Transaction, as defined in Treasury Regulation Section 1.6011-4(b), in which it has participated.  The Company, its Subsidiaries and, to the Inquiry Knowledge of the Company, the Related Entities have each retained all documents and other records pertaining to any Reportable Transaction in which it has participated, in accordance with Treasury Regulation Section 1.6011-4(g).

(s)           None of the Company, any of its Subsidiaries nor, to the Inquiry Knowledge of the Company, any of the Related Entities has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code as of the Closing Date or has any application pending with any Governmental Authority requesting permission for any changes in accounting methods as of the Closing Date.

Section 4.11           Benefit Plans.

(a)           Except for the Incentive Plans, the Company does not sponsor, maintain, contribute to or have any liability with respect to, nor has it ever sponsored, maintained, contributed to or had any liability with respect to, any Benefit Plan.

(b)           Neither the Company nor any ERISA Affiliate sponsors, maintains, contributes to or has any liability with respect to, has ever sponsored, maintained, contributed to or had any liability with respect to:  (i) a plan subject to Title IV of ERISA (including, without limitation, a “multiemployer plan” (within the meaning of Section 3(37) of ERISA)); (ii) a “multiple employer plan” (within the meaning of section 413 of the Code); (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA); or (iv)

post-employment medical or death benefits, except as required under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code (“COBRA”).

(c)           Without limiting the generality of any other representation contained herein, there exists no Lien against any of the assets of the Company arising under Section 4068(a) of ERISA, Section 412(n) of the Code or otherwise.

(d)           The execution of and performance of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) result in: (i) any payment to or acceleration, vesting or increase in the rights of any current or former service provider of the Company or its Affiliates, or (ii) any “excess parachute payment” (as defined in Section 280G of the Code) to any current or former service provider of the Company or its Affiliates.

Section 4.12           Litigation.  As of the date hereof, except as set forth in Item 4.12 of the Disclosure Letter or as set forth in the SEC Documents, there is no outstanding judgment, order, writ, injunction or decree and no suit, claim, audit, action, proceeding, arbitration or investigation pending against the Company, any of its Subsidiaries or, to the Inquiry Knowledge of the Company, any of the Related Entities or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of the Related Entities that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or that seeks to materially delay or prevent the consummation of the Merger and the Contemplated Transactions.  Except as set forth in Item 4.12 of the Disclosure Letter, none of the Company, any of its Subsidiaries or any of the Related Entities is subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.13           State Takeover Statutes.  The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the Contemplated Transactions from the requirements of any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States of America, including the MGCL, or any takeover or “poison pill” provision or similar stockholder rights plan in the Company Charter, Company Bylaws or in the comparable Organizational Documents of any Subsidiary of the Company or any Related Entity that would otherwise prohibit, hinder or delay such transactions.

Section 4.14           Intellectual Property.  Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, (a) to the Knowledge of the Company, the conduct of the business of the Company, its Subsidiaries and the Related Entities as currently conducted does not infringe upon the Intellectual Property rights of any other Person, (b) to the Knowledge of the Company, no person is infringing on any Intellectual Property owned by the Company, any of its Subsidiaries or any Related Entity, and (c) no claim is pending or, to the Knowledge of the Company, has been threatened that asserts that any Intellectual Property owned by the Company, any of its Subsidiaries or any Related Entity is invalid or unenforceable.  With respect to Intellectual Property owned by or licensed to the Company, any of its Subsidiaries or any of the Related Entities that is material to the conduct of the business of the Company, its Subsidiaries and the Related Entities, taken as a whole, as currently conducted (“Company Intellectual Property”), the Company, a Subsidiary of the Company or a Related Entity has the right to use such Intellectual Property in the operation of its business as currently conducted.  Item 4.14 of the Disclosure Letter (a) identifies the agreements and counterparties to the agreements under which the Company, any of its Subsidiaries or any of the Related Entities has a right to license Company Intellectual Property and (b) identifies all Company Intellectual Property owned by the Company, any of its Subsidiaries or any of the Related Entities.

Section 4.15           Properties.

(a)           Item 4.15(a) of the Disclosure Letter sets forth a correct and complete list and address of all the real property owned by the Company, any of its Subsidiaries or any Related Entity as of the date of this Agreement (such real property, together with all buildings, structures, other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances thereto, are individually referred to herein as the “Company Property” and collectively referred to herein as the “Company Properties”) and such Company Properties are owned or held as indicated thereon.  Except for Permitted Liens or as set forth in Item 4.15(a) of the Disclosure Letter, no other Person has any ownership interest in any of the Company Properties.

(b)           To the Knowledge of the Company, the Company, one of its Subsidiaries or one of the Related Entities has good fee simple marketable title to all Company Properties and except for Permitted Liens, the Company Properties are free and clear of all Liens, title defects, covenants or reservations of interests in title.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened, condemnation, eminent domain or similar proceedings or actions affecting any portion of the Company Properties, and none of the Company, any of its Subsidiaries or, to the Inquiry Knowledge of the Company, any Related Entity has received any written notice of the intention of any Governmental Authority or other Person to take or use any of the Company Properties.

(c)           Company title insurance policies have been issued insuring, as of the effective date of each such Company title insurance policy, the Company’s, the applicable Subsidiary’s or Related Entity’s (or the applicable predecessor’s or acquirer’s) fee simple or leasehold title to each of the Company Properties, subject only to Permitted Liens, and, to the Knowledge of the Company, such policies are, at the date hereof, valid and in full force and effect and no material written claim has been made against any such policy.  To the Knowledge of the Company, a true, accurate, and complete copy of each Company title insurance policy and each existing survey in the possession of the Company, its Subsidiaries and the Related Entities has been made available to the Purchaser Parties.

(d)           None of the Company, any of its Subsidiaries or, to the Inquiry Knowledge of the Company, any Related Entity has received any written notice to the effect that (i) any rezoning proceedings adversely affecting the current use of any of the Company Properties are pending or, to the Knowledge of the Company, threatened with respect to any of the Company Properties, or (ii) any laws including any zoning regulation or ordinance (including with respect to parking), board of fire underwriters rules, building or similar law, code, ordinance, order or regulation have been violated for any Company Property that, in the case of clauses (i) and (ii) above, would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)           Except as disclosed in Item 4.15(e) of the Disclosure Letter, there are no unexpired option agreements or rights of first offer or first refusal or first negotiation with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any party other than the Company, any of its Subsidiaries or any of the Related Entities to purchase or otherwise acquire a Company Property or any portion thereof and none of the Company, any of its Subsidiaries or any Related Entity has entered into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof that is owned by the Company, its Subsidiaries or any Related Entity.

(f)            Item 4.15(f) of the Disclosure Letter lists each management agreement pursuant to which any third party manages or operates any Company Property or material portion thereof on behalf of the Company, any of its Subsidiaries or any Related Entity and each material amendment, guaranty or other agreement binding on the Company, any of its Subsidiaries or any of the Related Entities and relating thereto (collectively, the “Management Agreement Documents”).  True, correct and complete copies of all Management Agreement Documents have been made available to the Purchaser Parties.  Each of the Management Agreement Documents is valid, binding and in full force and effect as against the Company, the applicable Subsidiary of the Company or the applicable Related Entity and, to the Knowledge of the Company, the other party thereto.

(g)           There is no renovation or construction project with project costs in excess of $100,000, individually, or $250,000, in the aggregate, currently being performed at any Company Property that has not been accounted for in the 2007 Budget (“Construction Project”), except as disclosed in Item 4.15(g) of the Disclosure Letter.

(h)           The Company has delivered or otherwise made available true and correct copies of the standard form of residential lease agreements used by the Related Entities in the day-to-day residential rental operations at the Company Properties.

(i)            There are no agreements for the pending acquisition, sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or lease (by merger, purchase or sale of assets or stock or otherwise) any personal property valued at $100,000 or more.  Each of the Company, its Subsidiaries and, to the Inquiry Knowledge of the Company, the Related Entities has good and sufficient title to all the material personal and non-real properties and assets reflected in their books and records as being owned by it, free and clear of all Liens, except for Permitted Liens.

(j)            None of the Company, any of its Subsidiaries or, to the Inquiry Knowledge of the Company, any Related Entity has received any notice of any audit of any Taxes payable or Tax delinquency with respect to the Company Properties which has not been resolved or completed, and neither the Company nor any of its Subsidiaries or, to the Inquiry Knowledge of the Company, any Related Entity is currently contesting any such Taxes.

Section 4.16           Environmental Laws.  Except as set forth in any environmental report previously made available to the Parent, as set forth on Item 4.16 of the Disclosure Letter, or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)           to the Knowledge of the Company, each of the Company, its Subsidiaries, the Related Entities and the Company Properties is, and has been, in compliance, in all material respects, with applicable Environmental Laws;

(b)           to the Knowledge of the Company, all Permits required under Environmental Laws in connection with the ownership and operation of the Company Properties have been obtained or timely applied for and have been complied with;

(c)           there is no administrative or judicial enforcement proceeding pending or, to the Knowledge of the Company, threatened, against the Company, any of its Subsidiaries or any Related Entity under any Environmental Law;

(d)           neither the Company nor any of its Subsidiaries or, to the Inquiry Knowledge of the Company, any Related Entity has received any written notice alleging that the Company, any of its Subsidiaries or any Related Entity may be in violation of, or liable under, or a potentially responsible party pursuant to, any Environmental Law;

(e)           to the Knowledge of the Company, there has been no Release of Hazardous Substances on or to any Company Property in an amount or concentration that imposes any present obligation to undertake any notification, investigation, remediation, removal or other response action under any Environmental Law; and

(f)            to the Knowledge of the Company, no Liens have been imposed or are in effect on any of the Company Properties pursuant to any Environmental Law.

The representations and warranties set forth in this Section 4.16 shall constitute the only representations and warranties by the Company with respect to environmental matters.

Section 4.17           Employment and Labor Matters.

(a)           The Company does not now have, nor has it ever had, any employees.

(b)           The Company, its Subsidiaries, the Related Entities and, to the Knowledge of the Company, the third party managers of any of the Company Properties are not a party to or bound by any collective bargaining agreement, nor have the Company, its Subsidiaries or any third party manager of any property owned by the Company or any of its Subsidiaries experienced any strikes, union grievances, unfair labor practices claims, or other material employee or labor disputes in the last three years.

(c)           To the Knowledge of the Company, the third party managers of the Company Properties have not engaged in any unfair labor practice or violated any Laws relating to employment of personnel and labor.

(d)           To the Knowledge of the Company, there are no organizational efforts presently being made or threatened by or on behalf of any labor union with respect to employees of the Company, its Subsidiaries, the Related Entities or the third party managers of the Company Properties.

Section 4.18           Material Contracts.

(a)           Except as filed as exhibits to the SEC Documents filed prior to the date of this Agreement or as referenced in Item 4.18(a) of the Disclosure Letter, none of the Company, any of its Subsidiaries or any Related Entity is a party to or bound by any contract that, as of the date hereof:

(i)            is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii)           calls for aggregate payments by the Company, any of its Subsidiaries or any Related Entity under such contract of more than $250,000 over the remaining term of such contract;

(iii)          calls for annual aggregate payments by the Company, any of its Subsidiaries or any Related Entity under such contract of more than $100,000 over the remaining term of such contract;

(iv)          contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company, any of its Subsidiaries or any Related Entity, or that restricts the conduct of any line of business by the Company, any of its Subsidiaries, or any Related Entity, or any geographic area in which the Company, any of its Subsidiaries or any Related Entity may conduct business;

(v)           creates any (x) partnership, limited liability company agreement, joint venture or other similar agreement entered into with any third party or (y) management, operating, franchise, license or other similar agreement entered into with any third party;

(vi)          provides for the purchase, sale or exchange of, or option to purchase, sell or exchange any Company Property;

(vii)         is a contract or agreement pursuant to which the Company, any of its Subsidiaries or, to the Knowledge of the Company, any Related Entity, agrees to indemnify or hold harmless any director or executive officer of the Company, any of its Subsidiaries or any Related Entity (other than the Organizational Documents);

(viii)        is a loan agreement, guaranty, letter of credit, indenture, note, bond, debenture, mortgage or any other document, agreement or instrument evidencing a capitalized leased obligation or other indebtedness of, for the benefit of, or payable to the Company, any of its Subsidiaries or any Related Entity or any guaranty thereof; or

(ix)           is an interest rate cap, interest rate collar, interest rate swap, currency hedging transaction or any other similar agreement to which the Company, any of its Subsidiaries or any Related Entity is a party.

Each contract of the type described in this Section 4.18(a), whether or not set forth in Item 4.18(a) of the Disclosure Letter, and each of the Minority Interests Acquisition Agreements is referred to herein as a “Material Contract.”

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Material Contract is valid and binding on the Company, each of its Subsidiaries and/or each Related Entity party thereto, and, to the Knowledge of the Company, each other party thereto.

(c)           None of the Company, any of its Subsidiaries or, to the Inquiry Knowledge of the Company, any Related Entity is in default under any Material Contact and no event or circumstance, with or without notice or the passage of time, has occurred pursuant to any Material Contract which would result in a default or acceleration of payment, or forfeiture of any rights by the Company, any of its Subsidiaries or any Related Entity, except as would not (i) prevent or materially delay the consummation of the Merger and the Contemplated Transactions or (ii) individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  To the Knowledge of the Company, no counterparty of the Company, any of its Subsidiaries or any Related Entity, as applicable, under any Material Contract has failed to perform its obligations thereunder when required to be so performed and each is current in its obligations to the Company, its Subsidiaries or the Related Entities, as applicable, thereunder.

Section 4.19           Insurance Policies.  Item 4.19 of the Disclosure Letter sets forth, as of the date hereof, a list that is correct and complete in all material respects of the insurance policies, other than the Company title insurance policies, held by, or for the benefit of, the Company, any of its Subsidiaries or any Related Entity, including the underwriter of such policies and the amount of coverage thereunder.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company, its Subsidiaries and, the Related Entities are, to the Knowledge of the Company, in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with industry practices and commercially available or as is required by Law, and all premiums due and payable thereon have been paid and (b) none of the Company, its Subsidiaries or, to the Knowledge of the Company, the Related Entities is in material breach or default of any of the insurance policies, and none of the Company, its Subsidiaries or, to the Knowledge of the Company, the Related Entities has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material modification of any of the insurance policies currently in effect.  The Company has not received any written notice of termination or cancellation or denial of coverage with respect to any material insurance policy currently in effect listed Item 4.19 of the Disclosure Letter except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  Except as set forth in Item 4.19 of the Disclosure Letter, such policies will not terminate as a result of the consummation of the Merger or the Contemplated Transactions.

Section 4.20           Affiliate Transactions.   Except as set forth in Item 4.20 of the Disclosure Letter, there are no material transactions, agreements, arrangements or understandings between (a) the Company, any of its Subsidiaries or any of the Related Entities, on the one hand, and (b) any officer, director or Affiliate of the Company or any of its Subsidiaries, on the other hand.

Section 4.21           Opinion of the Company’s Financial Advisor.  The Company Board has received an opinion from Wachovia Capital Markets, LLC to the effect that, as of the date of such opinion, the Company Common Share Merger Consideration to be received by holders of the Company Common Shares (other than Parent, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders.  The Company has made available to the Purchaser Parties a complete and correct copy of such opinion (or if not delivered in writing to the Company prior to the date hereof, the Company will promptly make such opinion available to the Purchaser Parties upon receipt).

Section 4.22           Brokers.  No broker, investment banker, financial advisor or other Person, other than Wachovia Capital Markets, LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or the Contemplated Transactions based upon arrangements made by or on behalf of the Company, any of its Subsidiaries or, to the Inquiry Knowledge of the Company, any of the Related Entities.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01           Organization.

(a)           Parent is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.  The certificate of formation of Parent is in effect and no dissolution, revocation or forfeiture proceedings regarding Parent have been commenced.  Parent is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Parent has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted.

(b)           Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.  The certificate of formation and bylaws of Merger Sub are in effect and no dissolution, revocation or forfeiture proceedings regarding Merger Sub have been commenced.  Merger Sub is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing has not had and would not reasonably be expected to have a Parent Material

Adverse Effect.  Merger Sub has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted.  All the issued and outstanding membership interests of capital stock of Merger Sub are owned of record and beneficially by Parent.

Section 5.02           No Prior Activities.  Each of Parent and Merger Sub were formed for the purpose of engaging in the Merger and the Contemplated Transactions and have not conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the Merger and the Contemplated Transactions.  Parent has no Subsidiaries other than Merger Sub, and Merger Sub has no subsidiaries.

Section 5.03           Company Organization.  Each of Parent and Merger Sub has all necessary limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the Contemplated Transactions.  No other proceedings on the part of Parent, or Merger Sub, are necessary to authorize this Agreement or to consummate the Merger or the Contemplated Transactions.  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub, in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by a court’s application of general equity principles.

Section 5.04           No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of Parent’s and Merger Sub’s obligations hereunder will not, (i) conflict with or violate the their respective certificates of formation, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (b) have been obtained and all filings and obligations described in subsection (b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub, or by which any of Parent’s or Merger Sub’s properties or assets is bound, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any of Parent’s or Merger Sub’s properties or assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of Parent’s or Merger Sub’s properties or assets is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent consummation of the Merger or the Contemplated Transactions or otherwise prevent Parent or Merger Sub from performing its obligations under this Agreement.

(b)           The execution and delivery of this Agreement by Parent or Merger Sub do not, and the performance of Parent’s or Merger Sub’s obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) for (A) applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover Laws, (B) filing of the Articles of Merger with the SDAT and the Secretary of State and (C) the filing with the SEC of the Proxy Statement, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or delay consummation of the Merger or the Contemplated Transactions, or otherwise prevent Parent or Merger Sub from performing Parent’s or Merger Sub’s obligations under this Agreement.

Section 5.05           Information Supplied.  None of the information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or any other document to be filed with the SEC in connection herewith, including the Other Filings, will not, in the case of the Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereof, or, in the case of any Other Filing, at the date it is first mailed to the Company’s stockholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  No representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company in connection with the preparation of the Proxy Statement or the Other Filings for inclusion or incorporation by reference therein.  All Other Filings that are filed by Parent or Merger Sub will comply as to form in all material respects with the requirements of the Exchange Act.

Section 5.06           Absence of Litigation.  As of the date of this Agreement, there is no Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries or any of their respective properties or assets before any Governmental Authority that would or seeks a result that could have a Parent Material Adverse Effect.  As of the date of this Agreement, none of Merger Sub or Parent, or any of their affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would or seeks a result that could have a Parent Material Adverse Effect.

Section 5.07           Financing.  On the Closing Date, Parent will have available to it sufficient funds to permit Parent and Merger Sub to pay the Merger Consideration and to consummate the Merger and all of the Contemplated Transactions, including the payment of all related fees and expenses.

Section 5.08           Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the Guarantee.

Section 5.09           No Ownership of Company Capital Stock.  None of Parent or Merger Sub owns any Company Common Shares or other securities of the Company or any of its Subsidiaries.

Section 5.10           Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and the

Contemplated Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.11           No other Representations and Warranties.  Parent and Merger Sub acknowledge that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement and specifically (but without limiting the generality of the foregoing) that the Company makes no representations or warranties with respect to (i) any projections, estimates or budgets delivered to or made available to Parent or Merger Sub (or any of their respective Affiliates or representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company, its Subsidiaries and the Related Entities or (ii) the future business and operations of the Company, its Subsidiaries and the Related Entities.

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.01           Conduct of Business by the Company Pending the Merger.  Except as (v) required by applicable Law or a Governmental Authority; (x) expressly required by this Agreement, (y) expressly set forth in Item 6.01 of the Disclosure Letter; or (z) consented to by the Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated in accordance with its terms), the Company shall, and shall cause each of its Subsidiaries and the Related Entities to, in all material respects, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, the Company, its Subsidiaries and the Related Entities shall use their respective commercially reasonable efforts (A) to preserve substantially intact their business organizations, (B) to keep available the services of their present officers and directors consistent with past practice and (C) to maintain in all material respects the current, existing relations and goodwill with tenants, joint venture partners, management companies, lenders, customers, suppliers and others having business dealings with them and, except as provided in clauses (v)-(z) above, during such period, the Company (i) shall not and (ii) shall not, directly or indirectly, permit or authorize any Subsidiary of the Company or any Related Entity to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned; provided that with respect to the Related Entities, the Company shall use commercially reasonable efforts to cause the Related Entities to comply with the foregoing so long as such efforts do not conflict with the Company’s or any of its Subsidiaries’ obligations under the applicable Organizational Documents of the Related Entities and are consistent with the Company and its Subsidiaries’ fiduciary duties to the Related Entities, provided further that for purposes of this Section 6.01, a failure of the Parent to respond to a written request for consent from the Company within seven (7) Business Days from the communication of such request shall be deemed to constitute consent to such request) take any of the following actions:

(a)           authorize for issuance, issue or sell or agree or commit to issue or sell any shares of any class of capital stock or other equity interests of the Company, any of its Subsidiaries or any Related Entity, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or other equity interests, or any other ownership interest, of the Company, any of its Subsidiaries or any Related Entity;

(b)           (i) reclassify, combine, split or subdivide any of Company’s shares of capital stock or other equity securities of any of its Subsidiaries or any Related Entity or (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any shares of capital stock of the Company, except for (A) regular monthly, cash dividends accruing at a rate not in excess of $0.00164384 per Company Common Share outstanding, per day, and pro rated for the period of ownership, declared and paid in the aggregate monthly, (B) dividends or distributions, declared, set aside or paid by any Subsidiary of the Company to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company, (C) dividends or distributions by any Related Entity to the Company, any Subsidiary of the Company, another Related Entity or to the holders of interests in any Related Entity (1) of operating cash flow in accordance with the terms of such Related Entity’s Organizational Documents, as of the date hereof, or (2) that are otherwise required by the terms of such Related Entity’s Organizational Documents as of the date hereof, (D) the distribution listed on Item 6.01(b) of the Disclosure Letter, and (E) such distributions that are necessary for the Company to maintain its status as a REIT under the Code and avoid the imposition of corporate level Tax or excise Tax under Section 4981 of the Code;

(c)           except to the extent required to comply with applicable law or as set forth on Item 6.01(c) of the Disclosure Letter, adopt or propose any amendment to the Company Charter, the Company Bylaws or the Organizational Documents;

(d)           acquire (by merger, consolidation, purchase of stock or assets or otherwise), or agree to so acquire, in a single transaction or in a series of related transactions, any Person, entity or division thereof, or otherwise acquire or agree to acquire any assets outside the ordinary course consistent with past practice (it being understood that this clause (d) shall not apply to capital expenditures by the Company, which shall be covered by clause (e) below) except as provided in Section 7.04 or as set forth on Item 6.01(d) of the Disclosure Letter;

(e)           authorize, or enter into any commitment for, any new material capital expenditure (such authorized or committed new material capital expenditures being referred to hereinafter as the “Capital Expenditures”) relating to the Company Properties other than (i) Capital Expenditures identified in the Company’s 2007 operating and capital budget attached to Item 6.01(e) of the Disclosure Letter (the “2007 Budget”), (ii) individual Capital Expenditures not exceeding $50,000 in the aggregate, (iii) Capital Expenditures listed or identified on Item 6.01(e) of the Disclosure Letter, (iv) Capital Expenditures as reasonably determined by the Company to be necessary to keep the Company Properties in working order, to comply with Laws, and (v) to repair and/or prevent damage to any of the Company Properties in the event of an emergency situation, and (vi) Capital Expenditures approved or requested by Parent;

(f)            initiate or consent to any material zoning reclassification of any owned or material leased Company Properties or an material change to any approved site plan, special use permit, planned unit development approval or other land use entitlement affecting any owned or material leased Company Properties;

(g)           acquire, or enter into any option, commitment or agreement to acquire, any real property;

(h)           dispose of any Company Property or, other than for transactions that are in the ordinary course of business or pursuant to Contracts in effect prior to the date of this Agreement, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, stock or assets or otherwise), or agree to transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of, any entity, business or material assets except as reasonably required, in the opinion of the Company’s tax counsel, to maintain the Company’s status as a REIT;

(i)            incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person for borrowed money, except for (i) indebtedness for borrowed money as a result of draws under the Company’s Revolving Credit Facility in the ordinary course of business and based on terms that exist as of the date hereof and (ii) as set forth on Item 6.01(i) of the Disclosure Letter;

(j)            modify the terms of the Company’s Revolving Credit Facility or modify the terms of or refinance mortgage indebtedness secured by one or more Company Properties except as set forth in Item 6.01(j) of the Disclosure Letter, modify the terms of the Company’s Revolving Credit Facility or modify the terms of or refinance mortgage indebtedness secured by one or more Company Properties; provided, however, that in connection with any modification or refinancing set forth in Item 6.01(j) of the Disclosure Letter (a “Permitted Refinancing”), (i) each of the Company, its Subsidiaries and the Related Entities, as applicable, shall bear its own costs in connection with the negotiation and execution of definitive agreements relating to such Permitted Refinancing, (ii) each of the Company, its Subsidiaries and the Related Entities, as applicable, shall negotiate in good faith and exercise commercially reasonable efforts, taking into account then current market conditions, to obtain terms for the Permitted Refinancing that are at least as favorable as those set forth in the letter from Deutsche Bank attached to Item 6.01(j) of the Disclosure Letter, (iii) none of the Company, any of its Subsidiaries or any of the Related Entities may modify the terms of the Revolving Credit Facility or modify or refinance terms of any mortgage indebtedness secured by any Company Property without first consulting with Parent on such terms, and (iv) none of the terms of any modification to the Revolving Credit Facility or any Permitted Refinancing shall include provisions for the payment of any prepayment fees or prepayment penalties;

(k)           make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company, or any direct or indirect wholly-owned Subsidiary of the Company or any Related Entity), except (i) any loans, advances or capital contributions incurred in the ordinary course of business consistent with past practice, pursuant to Contracts in effect prior to the execution of this Agreement or (ii) to fund Capital Expenditures set forth on Item 6.01(k) of the Disclosure Letter;

(l)            (i) increase the salary, wages or other compensation payable or to become payable to or the fringe benefits of its directors or officers; (ii) hire any employees or (iii) enter into any employment, change in control, consulting or severance agreement with, or establish, adopt, enter into or amend any Benefit Plan, Incentive Plan, bonus, profit sharing, thrift, stock option, restricted stock, pension, retirement, deferred compensation, employment, change in control, termination or severance plan, agreement, policy or arrangement for the benefit of, any director, officer or employee of the Company, except, in each case, as may be required by the terms of any such plan, agreement, policy or arrangement existing on the date hereof or to comply with applicable Law;

(m)          except as may be required by GAAP, as a result of a change in Law or SEC rule, regulation or interpretation, make any material change in its method of accounting;

(n)           except to the extent necessary to maintain the Company’s status as a REIT under the Code or to qualify or preserve the status of any Subsidiary of the Company or any Related Entity as a partnership or disregarded entity for federal income tax purposes, (i) make, change or revoke any material Tax election, (ii) settle or compromise any material federal, state, local or foreign Tax liabilities or waive or extend the statute of limitations with respect to any Taxes of Company, any of its  Subsidiaries or any of the Related Entities; or (iii) enter into, or permit any of the Company’s Subsidiaries or any Related Entity to enter into, any Tax Protection Agreement;

(o)           waive, release, settle or compromise any pending or threatened suit, action, claim, arbitration, mediation, inquiry, proceeding or investigation against the Company, any of its Subsidiaries or any of the Related Entities, other than as set forth on Item 6.01(o) of the Disclosure Letter, (i) unless the amounts paid or to be paid either (A) do not exceed $500,000 in aggregate for all such waivers, releases, settlements or compromises or (B) are fully covered by insurance coverage maintained by the Company, its Subsidiaries or the Related Entities, and (ii) with respect to the items set forth on Item 6.10(o) of the Disclosure Letter, none of the Company, any of its Subsidiaries or any of the Related Entities shall settle any of the matters set forth therein without the prior consent of the Parent if such settlement results in the Company, any of its Subsidiaries or any of the Related Entities paying or otherwise being liable for amounts greater than the amounts set forth on Item 6.10(o) of the Disclosure Letter;

(p)           adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring or recapitalization of the Company, any of its Subsidiaries or the Related Entities;

(q)           other than in the ordinary course of business or except as listed on Item 6.01(q) of the Disclosure Letter, modify or amend in any material respect or terminate any Material Contract or enter into any new contract or agreement that, if entered into prior to the date of this Agreement, would have been required to be listed in Item 4.18(a) of the Disclosure Letter as a Material Contract; provided, however, notwithstanding any disclosure on Item 6.01(g) of the Disclosure Letter, the Company shall not amend or modify any of the Minority Interests Acquisition Agreements without the prior consent of the Parent;

(r)            pre-pay any long-term debt (which shall be deemed to include, without limitation, payments made in respect of any termination or settlement of any interest rate swap or other similar hedging instrument relating thereto, or repayments of mortgage indebtedness, or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except as disclosed in Item 6.01(r) of the Disclosure Letter;

(s)           fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies, or to replace such insurance policies with reasonably comparable insurance policies, covering the Company, its Subsidiaries and the Related Entities and their respective properties, assets and businesses (unless such coverage cannot be maintained on substantially similar terms, in which case the Company shall consult with Parent);

(t)            except as set forth in Item 6.01(t) of the Disclosure Letter, modify, amend or terminate, or grant any material consent under, any Contract with an Affiliate of the Company or modify any material relationship between the Company and its Affiliates, including the manner in which the Company and its Affiliates own or holds their respective assets;

(u)           sell, transfer or otherwise dispose of any ownership interest in any Subsidiary of the Company or any Related Entity or create, establish, form or invest in any new subsidiary;

(v)           make any payments or otherwise incur or accrue any liabilities in connection with the Merger and the Contemplated Transactions to Wachovia Capital Markets, LLC in an aggregate amount that is in excess of $ 2,866,000 (which such amount shall include the formulaic fee calculation therein plus normal and customary expenses as provided in the engagement letter between the Company and Wachovia Capital Markets, LLC relating to the Contemplated Transactions);

(w)          make any payments or otherwise incur or accrue any liabilities in connection with the consummation of the transactions contemplated by the Minority Interests Acquisition Agreements in amounts that are in an aggregate amount that is in excess of $10,668,000;

(x)            make any payments or otherwise incur or accrue any liabilities in connection with the Second Amended and Restated Advisory Services Agreement, dated February 1, 2005, between the Company and Boston Capital REIT Advisors, LLC (“BCRA”), as amended (the “BCRA Advisory Agreement”) in (i) an aggregate amount that is in excess of $1,300,000 in connection with the Merger and the Contemplated Transactions as a disposition fee, plus (ii) an aggregate amount of $4,371,000 in connection with the termination of the BCRA Advisory Agreement;

(y)           reinstate sales of Company Common Stock pursuant to the Company’s Dividend Reinvestment Program or purchases or redemptions of Company Common Stock pursuant to the Company’s Share Repurchase Program or otherwise; or

(z)            announce an intention, enter into any contract or agreement or otherwise make a commitment, to do any of the foregoing.

Section 6.02           Removal of Managers.  If, after using commercially reasonable efforts to cause the Related Entities to comply with the covenants set forth in Section 6.01 in all material respects, any of the Related Entities fails to so comply with the covenants set forth in Section 6.01 such that the conditions precedent in Section 8.02(b) would not be fulfilled (a “Defaulting Related Entity”) due, in whole or in part, as a result of the failure of the managing member of the Defaulting Related Entity or any Affiliate of such managing member to comply with its obligations under the Defaulting Related Entity’s Organizational Documents or applicable Management Agreement Documents, the Company shall, and shall cause the Subsidiaries to,

(a) exercise their respective rights under the Defaulting Related Entity’s Organizational Documents and, to the extent permitted by such Organizational Documents, remove the managing member of the Defaulting Related Entity and/or (b) terminate the Management Agreement Documents of any Affiliate of such removed managing member that had been engaged as a property manager of any Company Property held directly or indirectly by the Defaulting Related Entity, but only to the extent permitted by the applicable Management Agreement Documents (collectively, the “Removal and Termination”).  Upon removal of any managing member of a Defaulting Related Entity and/or termination of its Affiliated property managers, the Company or one of its wholly-owned Subsidiaries shall (i) become the substitute managing member for the Defaulting Related Entity, (ii) comply with the terms of the Defaulting Related Entity’s Organizational Documents, subject to compliance with the covenants set forth in Section 6.01, and/or (iii) otherwise perform (or engage a third party to perform) the functions of a property manager of the Defaulting Related Entity’s Company Properties, subject to compliance with the covenants set forth in Section 6.01.  Notwithstanding anything to the contrary in this Agreement, the Company shall not be deemed to be in breach of any covenant set forth in Section 6.01 or have breached any of its representations set forth in Article IV as a result of the Removal and Termination.

Section 6.03           Other Actions.  Each party agrees that, between the date of this Agreement and the Effective Time, except as contemplated by this Agreement, such party shall not, directly or indirectly, without the prior written consent of the other parties hereto, take or cause to be taken any action that would reasonably be expected to materially delay consummation of the Merger or the Contemplated Transactions, or enter into any agreement or otherwise make a commitment, to take any such action.

ARTICLE VII
ADDITIONAL AGREEMENTS

Section 7.01           Proxy Statement; Other Filings.  As promptly as practicable following the date of this Agreement, the Company shall prepare and file with the SEC the preliminary Proxy Statement, and each of the Company and Parent shall, or shall cause their respective Affiliates to, prepare and file with the SEC all Other Filings that are required to be filed by such party in connection with the Merger and the Contemplated Transactions.  Each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or, to the extent applicable, the Other Filings, or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement.  Each of the Company and Parent shall use its reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement or the Other Filings, and the Company shall use its reasonable efforts to cause the definitive Proxy Statement to be cleared by the SEC and mailed to the Company’s stockholders as promptly as reasonably practicable.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or the Other Filings and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement or the Other Filings.  If at any time prior to the Company Stockholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers, or directors, shall be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement or the Other Filings, so that the Proxy Statement or the Other Filings shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.  Notwithstanding anything to the contrary stated above, prior to the filing of the preliminary Proxy Statement, the filing and mailing of the final Proxy Statement, or the filing of the Other Filings (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response and will include in such documents or responses all comments reasonably proposed by Parent, and to the extent practicable, the Company will provide Parent with the opportunity to participate in any substantive calls between the Company or any of its Representatives, and the SEC concerning the Proxy Statement.

Section 7.02           Company Stockholders’ Meeting.  The Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournments or postponements thereof, the “Company Stockholders’ Meeting”), as promptly as practicable (for the avoidance of doubt a forty-five (45) day solicitation period shall be deemed a prompt period of time) after the date that the Proxy Statement is cleared by the SEC, for the purpose of voting upon the approval of this Agreement, the Merger and the Contemplated Transactions.  Except as may be permitted by Section 7.04(c), the Company Board shall recommend to holders of the Company Common Shares that they approve this Agreement, the Merger and the Contemplated Transactions and shall include such recommendations in the Proxy Statement.  Except as may be permitted by Section 7.04(c) and subject to Section 7.04(d) and the duties of each of the Company’s directors, the Company will use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement, the Merger and the Contemplated Transactions.  Unless the Agreement shall have been terminated in accordance with Section 9.01, the Company shall hold the Company Stockholders’ Meeting regardless of whether the Company Board has withdrawn or modified the Company Board Recommendation.  The Company shall engage a nationally recognized proxy solicitor to assist in the solicitation of proxies from the Company’s stockholders related to the Company Stockholder Approval.

Section 7.03           Access to Information; Confidentiality.

(a)           Subject to applicable Law, from the date hereof until the Effective Time, the Company shall and shall cause its Subsidiaries and the Related Entities and the officers, directors, employees, auditors and agents of the Company, its Subsidiaries and the Related Entities to afford Parent, following notice from Parent to the Company in accordance with this Section 7.03, reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities, books and records of the Company and each of its Subsidiaries and shall make commercially reasonable efforts to afford such access with respect to the Related Entities.  Notwithstanding the foregoing, neither Parent nor any of its representatives shall (i) contact or have any discussions with any of the property managers, the employees, agents, or representatives of the Company, its Subsidiaries or the Related Entities

(other than the Company’s executive officers, investment bankers or counsel), unless in each case Parent obtains the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, (ii) contact or have any discussions with any of the landlords/sublandlords, tenants/subtenants, or licensors or franchisors of the Company, its Subsidiaries or the Related Entities, unless in each case Parent obtains the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, (iii) damage any property or any portion thereof, or (iv) perform any onsite inspection, procedure or investigation (including any onsite environmental investigation or study) without the prior written consent of the Company which shall not be unreasonably withheld, conditioned, or delayed; provided, however, Parent agrees to indemnify and hold the Company and its Subsidiaries and Affiliates harmless for any damages, claims, or losses that Parent or its representatives cause in the course of or result from any inspection, procedure or investigation that Parent or its representatives perform pursuant hereto.  Notwithstanding anything to the contrary in the foregoing, subject to the rights of any property manager, landlord/sublandlord or tenant/subtenant of any Company Property, so long as they do not unreasonably disrupt the operations of the Company, any of its Subsidiaries or any of the Related Entities, Parent and its representatives (including its financing sources) shall have the right to conduct, at Parent’s expense, appraisal and environmental and engineering inspections of each of the Company Properties; provided that neither Parent nor its representatives (or financing sources) shall have the right to sample any environmental media (including soil, groundwater, surface water, air (including ambient and indoor air) or sediment) or any building material or perform any invasive testing procedure on any building or property.  Subject to the foregoing, Parent shall schedule and coordinate all inspections with the Company and shall give the Company at least three (3) Business Days prior written notice thereof, setting forth the inspection that Parent or its representatives intend to conduct.  The Company shall be entitled to have representatives present at all times during any such inspection.  Notwithstanding the foregoing, neither the Company, any of its Subsidiaries or the Related Entities shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Company, its Subsidiaries or the Related Entities or contravene any Law or binding agreement.

(b)           Notwithstanding any provision in this Agreement to the contrary, but subject to applicable Law, the Purchaser Parties shall not contact any governmental official or representative regarding hazardous materials on or the environmental condition of a Company Property without the Company’s prior written consent thereto, such consent to be granted in the Company’s reasonable discretion.  In addition, if Company’s consent is obtained by the Purchaser Parties, Company shall be entitled to receive at least five (5) days prior written notice of the intended contact and to have a representative present when any of the Purchaser Parties’ has any such contact with any governmental official or representative.

(c)           All information obtained by Parent pursuant to this Section 7.03 and pursuant to the confidentiality agreement, dated July 2, 2007 (the “Confidentiality Agreement”), between Parent and the Company, shall be kept confidential in accordance with the Confidentiality Agreement.

Section 7.04           No Solicitation of Transactions.

(a)           Subject to Section 7.04(c), none of the Company and its Subsidiaries or any of their respective Affiliates shall, nor shall they authorize or permit any officer, manager, director, employee, or agent or any investment banker, financial advisor, attorney, accountant or other representative (collectively, the “Representatives”) to, directly or indirectly, (i) solicit, cause, or initiate or knowingly encourage or knowingly facilitate (including by way of furnishing any information) any inquiries or offers with respect to or that may be reasonably expected to lead to, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or that reasonably may be expected to lead to, or furnish to any Person any information with respect to, or otherwise cooperate with respect to, any Acquisition Proposal, (iii) accept an Acquisition Proposal or (iv) enter into any Contract that would require the Company to abandon the Merger or terminate this Agreement.  Notwithstanding anything to the contrary in this Section 7.04, nothing contained in this Agreement shall prohibit the Company from, at any time prior to receipt of the Requisite Stockholder Vote, furnishing any information to, or entering into or participating in discussions or negotiations with, any Person that after the date hereof makes an unsolicited bona fide Acquisition Proposal in writing that did not otherwise result from a breach of this Section 7.04, if (i) the Company Board determines in good faith after consulting with its outside legal counsel and financial advisors of nationally recognized reputation that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and (ii) prior to furnishing such non-public information to such Person, the Company (A) provides Parent with the information to be provided to such Person which Parent has not previously been provided, and (B) receives from such Person an executed confidentiality and standstill agreement no less favorable to the Company (i.e., no less restrictive with respect to the conduct of such Person) than the Confidentiality Agreement, if such Person is not already a party to such an agreement, it being understood that such confidentiality agreement need not prohibit the making, or amendment, of an Acquisition Proposal.

(b)           The Company shall provide prompt (but in no event more than forty-eight (48) hours following receipt thereof) oral and written notice to Parent of the receipt of any Acquisition Proposal (including the identity of the Person making such Acquisition Proposal and the terms and conditions of the Acquisition Proposal), and thereafter shall promptly keep Parent fully informed of all material developments affecting the status and terms of any such Acquisition Proposal.

(c)           Except as set forth in this Section 7.04(c), neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal or (iii) cause or authorize the Company, any of its Subsidiaries or any of the Related Entities to enter into any agreement with respect to any Acquisition Proposal (other than a confidentiality agreement in accordance with Section 7.04(a)).  Notwithstanding the foregoing, at any time prior to receipt of the Company Stockholder Approval, (x) if the Company Board determines in good faith after consulting with its outside legal counsel that the failure to do so would be inconsistent with its duties to the Company’s stockholders under applicable Law, then the Company Board may withdraw, or modify or change in a manner adverse to Parent, the Company Board Recommendation (“Change in Recommendation”) and (y) in the case of any Change in

Recommendation being made in response to an unsolicited bona fide written Acquisition Proposal (that did not otherwise result from a breach of this Section 7.04) that the Company Board has determined in good faith, after consultation with its independent financial advisor, is a Superior Proposal, the Company Board may approve and recommend such Superior Proposal and exempt the Person submitting such Superior Proposal from the restrictions contained in any state takeover or similar laws concurrently with terminating this Agreement pursuant to Section 9.01(h); provided, however, that such actions may only be taken at a time that is after (I) the fifth (5th) Business Day following Parent’s receipt of written notice from the Company that the Company Board is prepared to take such action, (II) if at the end of such period, the Company Board determines in good faith, after taking into account all amendments or revisions proposed by Parent and after consultation with its independent financial advisors of national reputation, that such Acquisition Proposal remains a Superior Proposal (and the Company shall have negotiated in good faith with Parent during such five (5) Business Day period with respect to such amendments or revisions proposed by Parent), and (III) in the case of clause (iii), unless this Agreement shall have been terminated by the Company in accordance with Section 9.01(h).  Any such written notice shall specify the material terms and conditions of such Acquisition Proposal, include the most current version of any agreement relating to such Acquisition Proposal (including any amendments, supplements or modifications thereto), identify the person making such Acquisition Proposal and state that the Company Board otherwise intends to make a Change in Recommendation (subject to compliance with this subsection (c)).  During any such five (5) Business Day period, Parent shall be entitled to deliver to the Company a counterproposal to such Acquisition Proposal (a “Counterproposal”) and Parent and the Company shall and shall cause its financial and legal advisors to, negotiate in good faith in respect of any such Counterproposal with the objective of reaching an agreement such that the relevant Acquisition Proposal is not a Superior Proposal.  The parties hereto acknowledge and agree that any amendment to the financial terms or any other material amendment to any material term of an Acquisition Proposal which amendment affects the determination of whether the Acquisition Proposal is a Superior Proposal to any Counterproposal shall, upon the determination by the Company Board in its sole discretion, be treated as a new Acquisition Proposal for the purposes of this Section 7.04(c) (requiring a new written notice by the Company and a new three (3) Business Day period).

(d)           Nothing contained in this Agreement shall prevent the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or from making any other disclosure to the Company’s stockholders required under applicable Law; provided that neither the Company nor the Company Board shall be permitted to recommend that the Company’s stockholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any related Acquisition Proposal) or withdraw or modify the Company Board Recommendation unless, in each case, such tender or exchange offer constitutes a Superior Proposal and, in connection therewith, effects a change in all or a portion of the Company Board Recommendation.

(e)           Upon execution of this Agreement, the Company shall, and shall cause its Subsidiaries and the Related Entities to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to an Acquisition Proposal, use commercially reasonable efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information provided to such Persons in connection therewith and shall inform each of the Representatives of its obligations under this Section 7.04 and instruct each of them to act in a manner consistent with such obligations.

Section 7.05           Section 16 Matters.  Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Company Common Shares pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

Section 7.06           Directors’ and Officers’ Indemnification and Insurance.

(a)           Without limiting any additional rights that any manager, director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Organizational Documents, from and after the Effective Time, the Purchaser Parties, jointly and severally, shall:  (i) indemnify and hold harmless each person who is at the date hereof, was previously, or during the period from the date hereof through the date of the Effective Time serving as a manager, director, officer, trustee or fiduciary of the Company, any of its Subsidiaries or any of the Related Entities and acting in its capacity as such or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, in connection with any Claim and any losses, claims, damages, liabilities, costs, Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or, within ten (10) Business Days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to the Purchaser Parties’ receipt of an undertaking by or on behalf of such Indemnified Party to repay such Expenses if it is ultimately determined under applicable Laws or any of the Organizational Documents that such Indemnified Party is not entitled to be indemnified); provided, however, that none of the Purchaser Parties or the Surviving Entity shall be liable for any amounts paid in settlement effected without Parent’s or the Surviving Entity’s prior written consent (which consent shall not be unreasonably withheld or delayed) and shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties and subject to the consent of Parent, which consent shall not be unreasonably conditioned, delayed or withheld) for all Indemnified Parties in any jurisdiction with respect to any single Claim.  The indemnification and advancement obligations of the Purchaser Parties pursuant to this Section 7.06(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Merger and the consummation of Contemplated Transactions, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director, officer, trustee, employee, agent, or fiduciary of the Company or any of its Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives.  As used in this Section 7.06(a):  (x) the term “Claim” means any threatened, asserted, pending or completed Action, suit or proceeding or inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other Person, that any Indemnified Party in good faith believes might lead to the institution of any Action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a manager, director, officer, trustee, employee, agent or fiduciary of the Company, any of its Subsidiaries, any of the Related Entities or, to the extent such person is or was serving at the request or for the benefit of the Company, any of its Subsidiaries, any of the Related Entities, any other entity or any employee benefit plan (within the meaning of Section 3(3) of ERISA maintained by any of the foregoing at or prior to the Effective Time; and (y) the term “Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 7.06(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party.  No Purchaser Party shall settle, compromise or consent to the entry of any judgment in any actual or threatened Claim in respect of which indemnification has been sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents thereto.

(b)           Without limiting the foregoing, the Purchaser Parties agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees, agents or fiduciaries of the Company, any of its Subsidiaries or any of the Related Entities as provided in the Organizational Documents and indemnification agreements of the Company or any of its shall be assumed by the Surviving Entity in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.  For a period of six (6) years from the Effective Time, the Surviving Entity Charter and the Surviving Entity Operating Agreement and the organizational documents of any applicable Subsidiary of the Company shall contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than are set forth in the Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, trustees, employees, agents or fiduciaries of the Company, any of its

 Subsidiaries or any of the Related Entities, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(c)           Prior to the Effective Time, the Company may purchase a “tail” insurance policy (which policy by its express terms shall survive the Merger), of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the directors, officers, employees, agents or fiduciaries of the Company or any of its Subsidiaries as the Company’s and its Subsidiaries’ existing policy or policies, for the benefit of the current and former directors, officers, employees, agents or fiduciaries of the Company and each Subsidiary of the Company with a claims period of six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance for Claims arising from facts or events that occurred on or prior to the Effective Time; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policy for its entire period exceed $410,000 (such amount being the “Maximum Premium”).  If the Company is unable to obtain the “tail” insurance described in the first sentence of this Section 7.06(c) for an amount equal to or less than the Maximum Premium, the Company shall be entitled to obtain as much comparable “tail” insurance as possible for an amount equal to the Maximum Premium.  If the Company is unable to purchase such “tail” insurance contemplated in the two preceding sentences, the Purchaser Parties shall, at the Company’s request, purchase a “tail” insurance of at least the same coverage and amounts and containing terms and conditions no less favorable to directors, officers, employees, agents, or fiduciaries of the Company or any of its Subsidiaries as the Company’s and its Subsidiaries’ existing policy or policies for the benefit of the current and former directors, officers, employees, agents or fiduciaries of the Company or any Subsidiary of the Company with a claims period of six (6) years from the Effective Time; provided, however, that in no event shall the Purchaser Parties be required to pay more than the Maximum Premium as the aggregate premium for such “tail” insurance policies for its entire period, in which case the Purchaser Parties will obtain as much comparable “tail” insurance as possible for an amount equal to the Maximum Premium.

(d)           If any of the Purchaser Parties or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving entity, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Purchaser Parties or Surviving Entity, as applicable, assumes the obligations set forth in this Section 7.06.

(e)           Parent shall cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 7.06 and the parties acknowledge and agree that Parent guarantees the payment and performance of the Surviving Entity’s obligations pursuant to this Section 7.06.

(f)            The provisions of this Section 7.06 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Person (who are intended to be third party beneficiaries of this Section 7.06), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent, the Company and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Persons (including their successors, assigns and heirs) without the prior written consent of the Indemnified Person (including the successors, assigns and heirs) affected thereby.  The exculpation and indemnification provided for by this Section shall not be deemed to be exclusive of any other rights to which an Indemnified Person is entitled, whether pursuant to applicable Law, contract or otherwise.

                Section 7.07           Minority Interests; BCRA and Third Party Arrangements.

(a)           The Company shall take or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary to (i) consummate the acquisition of all Minority Interests such that each of the Partially Owned Joint Ventures shall become a wholly-owned Subsidiary of the Company as of the Closing Date, on terms and conditions described in the Minority Interests Acquisition Agreements attached to Item 4.02(c) of the Disclosure Letter, (ii) terminate the BCRA Advisory Agreement, effective as of the Closing Date, on the terms and conditions described in the BCRA Advisory Agreement, (iii) send termination notices with respect to the Management Agreement Documents, such notices to be delivered no later than the Closing Date, (iv) consummate the acquisition or restructuring of BCMR Seattle, a Limited Partnership, a Massachusetts limited partnership or otherwise redeem the interests of BCMR Inc. in BCMR Seattle, a Limited Partnership, for no consideration and (v) redeem the interests of BCMR Special Inc. in BC-GFS LLC for no consideration.  The Company shall keep Parent informed on a current basis with respect to all material activity concerning the status of the acquisition of the Minority Interests by the Company or any of its wholly-owned Subsidiaries and the termination of the BCRA Advisory Agreement and the delivery of notices with respect to the Management Agreement Documents.  Notwithstanding anything to the contrary in this Agreement, the Company shall not amend or alter, or agree to amend or alter, any of the Minority Interests Acquisition Agreements, the BCRA Advisory Agreement or the Management Agreement Documents without the prior written consent of the Parent.

(b)           On the Closing Date, to the extent that the Company provides the Parent with written notice that (x) all of the conditions to closing set forth in Section 8.02(d), other than clauses (i) and (ii) of Section 8.02(d), have been satisfied or irrevocably waived, and that (y) the Company can not satisfy the conditions set forth in clauses (i) and (ii) of Section 8.02(d) solely because it has insufficient funds to pay the amounts required in order for such conditions to be satisfied, then the Merger Sub shall loan the Company such additional funds as may be required in order for the conditions set forth in clauses (i) and (ii) of Section 8.02(d) to be satisfied on the Closing Date.  Such loans shall be extinguished as a result of the Merger and the amount of any extinguished loans shall be deemed to be additional consideration in connection with the deemed asset sale (but shall not be treated as additional Merger Consideration to the holders of Company Common Shares).

                Section 7.08           Further Action; Reasonable Efforts.

(a)           Except as otherwise provided in Section 7.01, upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions with respect to this Agreement and the Merger, if required, and (ii) use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the Contemplated Transactions as soon as practicable, including using its commercially reasonable efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and its Subsidiaries as are necessary, proper or advisable for the consummation of the Merger and the Contemplated Transactions and to fulfill the conditions to the Merger or (ii) required to prevent a Company Material Adverse Effect; provided, however, that this Section 7.08(a) shall not require any party hereto to waive any condition for its benefit or any performance hereunder by another party.

(b)           The parties hereto agree to cooperate and assist one another in connection with all actions to be taken pursuant to Section 7.08(a), including the preparation and making of the filings referred to therein and, if requested, amending or furnishing additional information thereunder, including, subject to applicable Law and the Confidentiality Agreement, providing copies of all related documents to the non filing party and their advisors prior to filing, and, to the extent practicable, neither of the parties will file any such document or have any communication with any Governmental Authority without prior consultation with the other party.  Each party shall keep the other apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Merger and the Contemplated Transactions.  To the extent practicable and permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings and calls with such Governmental Authority.  None of the parties shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Merger or Contemplated Transactions at the behest of any Governmental Authority without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

(c)           Each of the parties hereto agrees to cooperate and use its commercially reasonable efforts to defend through litigation on the merits any Action, including administrative or judicial Action, asserted by any party in order to avoid the entry of, or to have vacated, lifted, reversed, terminated or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that in whole or in part restricts, delays, prevents or prohibits consummation of the Merger and the Contemplated Transactions, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal.

(d)           The Company shall use its commercially reasonable efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Merger and the Contemplated Transactions or (ii) required to prevent a Company Material Adverse Effect from occurring prior to the Effective Time.  In the event that the Company shall fail to obtain any third party consent described above, the Company shall use its commercially reasonable efforts and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Purchaser Parties and the Company and their respective businesses resulting, or which would reasonably be expected to result, after the Effective Time from the failure to obtain such consent.  Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Authority) in connection with this Agreement, the Merger or the Contemplated Transactions (i) unless required by the applicable agreement, without the prior written consent of Parent which shall not be unreasonably withheld or delayed, none of the Company, any of it Subsidiaries nor any Related Entity shall pay or commit to pay such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person and (ii) none of the Purchaser Parties or their respective Affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration make any commitment or incur any liability or other obligation.  Notwithstanding the foregoing, Parent acknowledges that the provisions of Section 7.11 set forth the only obligations of the Company, its Subsidiaries and the Related Entities with respect to the Refinancing.

Section 7.09           Transfer Taxes.  The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, license, excise, custom or duty, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Merger and the Contemplated Transactions (together with any related interest, penalties or additions to Tax, “Transfer Taxes”) and shall cooperate in attempting to minimize the amount of the Transfer Taxes.  From and after the Effective Time, the Surviving Entity shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of the Company Common Shares and the Options, all Transfer Taxes.

Section 7.10           Public Announcements.  The parties hereto agree that no public release or announcement concerning the Merger or the Contemplated Transactions shall be issued by a party without the prior consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance.  The parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement.

Section 7.11           Refinancing of Existing Mortgages.  The Company acknowledges that Parent may seek to assume or refinance mortgage indebtedness secured by one or more Company Properties (collectively, the “Refinancing”).  The Company agrees to provide, and shall cause its Subsidiaries and the Related Entities to provide, all commercially reasonable cooperation in connection with the arrangement of the Refinancing as may be reasonably requested by Parent; provided, however, that none of the Company, its Subsidiaries or Related Entities shall be required to pay any fees (including commitment or other similar fees) or incur any other liability in connection with the Refinancing prior to the Effective Time and none of the Company, any of its Subsidiaries or any of the Related Entities shall be required to take any such actions prior to thirty (30) days prior to the Closing Date.  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company, any of its Subsidiaries or any of the Related Entities in connection with such cooperation.  Parent shall indemnify and hold harmless the Company, its Subsidiaries, the Related Entities and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Refinancing and any information utilized in connection therewith.  All non-public or otherwise confidential information regarding the Company, its Subsidiaries and the Related Entities obtained by the Purchaser Parties and their representatives pursuant to this Section 7.11 shall be kept confidential in accordance with the Confidentiality Agreement, except for such information contained in any offering memorandum consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, Parent acknowledges and agrees that the consummation of the Merger and the Contemplated Transactions is not conditioned upon the Refinancing.

Section 7.12           Tax Matters.  During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Subsidiary to,

(a)           prepare and timely file all material Tax Returns required to be filed by the Company or any Subsidiary after the date hereof (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Laws;

(b)           timely pay all Taxes due and payable by the Company or any of its Subsidiaries in respect of such Post-Signing Returns that are so filed, other than those being contested in good faith for which appropriate reserves have been made;

(c)           accrue a reserve in the books and records and financial statements of the Company in accordance with past practice for all projected Taxes payable by the Company for which no Post-Signing Return is due prior to the Effective Time; and

(d)           promptly notify Parent of any Actions pending against or with respect to the Company in respect of any Tax and not settle or compromise any such Action without Parent’s prior written consent.

Section 7.13           Resignations.  The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of those directors of the Company or any of Subsidiary of the Company designated by Parent in writing at least five (5) Business Days prior to the Closing.

Section 7.14           Takeover Statutes.  If any takeover statute is or becomes applicable to this Agreement, the Merger or the Contemplated Transactions, each of the parties and their respective boards of directors (or managing members or general partners, as applicable) shall (a) take all necessary action to ensure that the Merger and the Contemplated Transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

Section 7.15           Notification of Certain Matters.  Subject to applicable Laws and the instructions of any Governmental Authority, each of the Company and the Purchaser Parties shall keep the other apprised of the status of matters relating to completion of the Merger and the Contemplated Transactions, including promptly furnishing the other with copies of notices or other communications received by the Purchaser Parties or the Company, as the case may be, or any of its Subsidiaries, from any third Person and/or any Governmental Authority with respect to the Merger and the Contemplated Transactions.

                Section 7.16           Post-Closing Tax Returns.  The Surviving Entity shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries for all periods ending on or before the Closing Date that are filed after the Closing Date.  The Surviving Entity shall prepare all such Tax Returns consistent with the past practices of the Company except as required by applicable law.

ARTICLE VIII
CONDITIONS TO THE MERGER

Section 8.01           Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing of the following conditions:

(a)           Company Stockholder Approval shall have been obtained.

(b)           All approvals, authorizations and consents of Governmental Authorities required to consummate the Merger shall have been obtained and remain in full force and effect, and all waiting periods and any extension thereof relating to such approvals, authorizations and consents shall have expired or been terminated.

(c)           No Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and makes consummation of the Merger illegal or prohibits consummation of the Merger.

Section 8.02           Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) in writing of the following additional conditions:

(a)           The representations and warranties of the Company contained in this Agreement that (i) are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided that, notwithstanding the foregoing, the representations and warranties of the Company in Sections 4.03, 4.04 and 4.22 shall be true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as if made on the Closing Date (in each case except to the extent they expressly relate to an earlier date, in which case as of such earlier date).

(b)           The Company shall, in all material respects, have performed all obligations and complied with, in all material respects, each of its agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Effective Time; provided, however the Company shall have performed all obligations and complied with, in all respects, each of the Expense and Finance Covenants as of the Effective Time.

(c)           Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company and certifying as to the satisfaction of the conditions specified in Sections 8.02(a) and 8.02(b).

(d)           On or prior to the Closing Date, (i) the BCRA Advisory Agreement shall have been terminated in full, effective no later than the Closing Date, (ii) all of the Minority Interests shall have been obtained by the Company or one of its wholly-owned Subsidiaries such that each of the Partially Owned Joint Ventures becomes a direct or indirect wholly-owned Subsidiary of the Company, effective as of the Effective Time pursuant to transfer documents that are in form and substance reasonably satisfactory to the Parent, (iii) the Company shall have delivered the notices to terminate each of the Management Agreement Documents as provided by Section 7.07 on or prior to the Closing Date, (iv) the Company shall have consummated the acquisition or restructuring of BCMR Seattle, a Limited Partnership, a Massachusetts limited partnership, effective as of the Closing Date, and (v) the Company shall have redeemed the interests of BCMR Special Inc. in BC-GFS LLC, effective as of the Closing Date, and Parent shall receive evidence reasonably satisfactory to it that all such actions have been taken on or prior to the Closing Date.

(e)           Holders of not more than ten percent (10%) of the issued and outstanding Company Common Shares on an aggregate basis shall be entitled to the rights provided under the Dissenter’s Rights Provisions.

(f)            Parent shall have received an opinion of Goodwin Procter LLP, dated as of the Closing Date in the form attached hereto as Exhibit C, to the effect that for all taxable periods commencing with January 1, 2005 through and including the Closing Date, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon customary representations made by the Company and shall be subject to customary assumptions, limitations and qualifications).

(g)           On the Closing Date, there shall not exist any event, change or occurrence arising after the date of this Agreement that, individually or in the aggregate, has had a Company Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by an officer of the Company, dated the Closing Date, to the foregoing effect.

Section 8.03           Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver in writing (where permissible) of the following additional conditions:

(a)           The representations and warranties of Parent and Merger Sub in this Agreement that (i) are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in such representations and warranties) would not have a Parent Material Adverse Effect.

(b)           Each of Parent and Merger Sub shall in all material respects, have performed all obligations and complied with, in all material respects, each of its agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)           Parent shall have delivered to the Company a certificate, dated the date of the Effective Time, signed by an officer of the Parent and certifying as to the satisfaction of the conditions specified in Sections 8.03(a) and 8.03(b).

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER

Section 9.01           Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, as follows (the date of any such termination, the “Termination Date”):

(a)           by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company if the Effective Time shall not have occurred on or before 11:59 p.m., Eastern Time, March 31, 2008 (the “Drop Dead Date”); provided, however, that (i) the Drop Dead Date may be extended by the Company by an additional thirty (30) days if all of the conditions to closing set forth in Section 8.02, other than Section 8.02(d)(ii), have been satisfied on or prior to the Drop Dead Date of March 31, 2008, and (ii) the right to terminate this Agreement under this Section 9.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement or materially contributed to, or resulted in, the failure of the Effective Time to occur on or before such date;

(c)           by either Parent or the Company if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action (including the failure to have taken an action) which, in either such case, has become final and non-appealable and makes consummation of the Merger illegal or otherwise prohibits consummation of the Merger (“Governmental Order”); provided, however, that the terms of this Section 9.01(c) shall not be available to any party unless such party shall have used its reasonable best efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Merger, as applicable;

(d)           by Parent if each of it and Merger Sub is not in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of the Company herein are or become untrue or incorrect such that the condition set forth in Section 8.02(a) would be incapable of being satisfied by the Drop Dead Date or (ii) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the condition set forth in Section 8.02(b) would be incapable of being satisfied by the Drop Dead Date;

(e)           by the Company if it is not in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of Parent and Merger Sub herein are or become untrue or inaccurate such that the condition set forth in Section 8.03(a) would be incapable of being satisfied by the Drop Dead Date or (ii) there has been a breach on the part of

Parent and Merger or any of their respective covenants or agreements herein such that the conditions set forth in Section 8.03(b) would be incapable of being satisfied by the Drop Dead Date.

(f)            by either the Company or Parent if the Company Stockholder Approval is not obtained at the Company Stockholders’ Meeting;

(g)           by Parent if (i) the Company Board shall have approved, endorsed or recommended any Acquisition Proposal, (ii) the Company Board has effected a Change in Recommendation, (iii) the Company enters into an agreement with respect to an Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 7.04(a)), (iv) a tender offer or exchange offer relating to the Company Common Shares and constituting an Acquisition Proposal shall have been commenced by a third party prior to obtaining the Company Stockholder Approval and the Company Board shall not have recommended that the Company’s stockholders reject such tender or exchange offer within ten (10) Business Days following commencement thereof or, in the event of any change in the terms of the tender offer, within ten (10) Business Days of the announcement of such changes, (it being understood that, for these purposes, taking no position with respect to acceptance or rejection of such tender or exchange offer by the Company’s stockholders, shall constitute a failure to recommend rejection of such tender or exchange offer) or (v) the Company or the Company Board publicly announces its intention to do any of the foregoing; or

(h)           by the Company, at any time prior to obtaining the Company Stockholder Approval, if the Company Board has approved an Acquisition Proposal and authorized the Company to enter into a definitive agreement for the implementation of a Superior Proposal and the Company pays to Parent the Company Termination Fee simultaneously with the termination (any purported  termination pursuant to this Section 9.01(h) shall be void and of no force or effect unless the Company shall have made such payment); provided, however, that the right to terminate this Agreement under this Section 9.01(h) shall not be available to the Company if it has breached it obligations under Section 7.04 in any material respect.

Section 9.02           Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void and of no further force or effect and the Merger and the Contemplated Transactions shall be abandoned without any further action on the part of any party hereto, and there shall be no liability under this Agreement on the part of any party hereto except that (a) the provisions of Section 7.03(c), Section 7.09, this Section 9.02, Section 9.03 and Article X shall survive any such termination and (b) the Guarantee referred to in Section 5.08 shall continue to survive in accordance with the terms set forth therein; provided, however, that nothing herein shall relieve any party hereto from liability for any fraud or willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

                Section 9.03           Fees and Expenses.

(a)           Except as otherwise set forth in this Section 9.03, all expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b)           The Company agrees that if this Agreement shall be terminated:

(i)            by Parent or the Company pursuant to Section 9.01(b) or  Section 9.01(f), and (A) at or prior to the Termination Date, an Acquisition Proposal shall have been publicly announced that is not subsequently withdrawn prior to the earlier of the date of the Company Stockholder Meeting and such Termination Date, and (B) concurrently with such termination or within twelve (12) months following the Termination Date, the Company enters into an agreement with respect to any Acquisition Proposal, or any Acquisition Proposal is consummated, then the Company shall pay to Parent the Company Termination Fee upon the earlier of the entry into such agreement or the consummation of the Acquisition Proposal (and for purposes of this Section 9.03(b)(i) “50%” shall be substituted for “20%” and “80%” in the definition of Acquisition Proposal); or

(ii)           by Parent pursuant to Section 9.01(g) or the Company pursuant to Section 9.01(h), then the Company shall pay to Parent the Company Termination Fee (and with respect to a termination pursuant to Section 9.01(h), such payment shall be made before or currently with such termination and shall be a condition to the effectiveness of such termination).

(c)           Except as otherwise specified in Section 9.03(b), the Company Termination Fee shall be paid by the Company as directed by Parent in writing in immediately available funds within four (4) Business Days after the date of the event giving rise to the obligation to make such payment.

(d)           For purposes of this Agreement, “Company Termination Fee” means an amount equal to $4,000,000.

(e)           If this Agreement is terminated by the Company pursuant to Section 9.01(e), Parent shall pay to the Company within four (4) Business Days after the date of termination all reasonable out-of-pocket costs and expenses, including the reasonable fees and expenses of lawyers, accountants, consultants, financial advisors, lenders and investment bankers incurred by the Company and its Subsidiaries from July 2, 2007 to the date of termination in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder (but excluding any Transfer Taxes and any expenses payable under Section 7.10(d) hereof) (the “Company Expenses”) up to an aggregate maximum amount of $1,500,000.  If this agreement is terminated by Parent pursuant to Section 9.01(d), the Company shall pay to Parent, within four (4) Business Days after the date of termination, all reasonable out-of-pocket costs and expenses including, the reasonable fees and expenses of lawyers, accountants, consultants, financial advisors, lenders and investment bankers, incurred by Parent from July 2, 2007 to the date of termination in connection with the entering into this Agreement and the carrying out of any and all acts contemplated hereunder up to an aggregate maximum amount of $1,500,000 (the “Parent Expenses”).  The payment of expenses set forth in this Section 9.03(e) is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto (whether at law or in equity), and in no respect is intended by the parties hereto to constitute liquidated damages, or be viewed as an indicator of the damages payable, or in any other respect limit or restrict damages available in case of any breach of this Agreement

(f)            Each of the Company and Parent acknowledges that the agreements contained in this Section 9.03 are an integral part of the Merger and the Contemplated Transactions.  In the event that the Company shall fail to pay the Company Termination Fee or Parent Expenses when due or Parent shall fail to pay the Company Expenses when due, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.03.

Section 9.04           Waiver.  At any time prior to the Effective Time, the Company, on the one hand, and Parent and Merger Sub, on the other hand, may (a) extend the time for the performance of any obligation or other act of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Company or Parent (on behalf of Parent and Merger Sub).  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X
GENERAL PROVISIONS

Section 10.01         Non-Survival of Representations and Warranties.  The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time.

Section 10.02         Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier, by facsimile (providing confirmation of transmission) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent or Merger Sub:

c/o BPG Properties LTD
770 Township Line Road, Suite 150
Yardley, PA 19067

Telecopier No: (215) 575-2323

Attention:	Steve Pogarsky
Vice President - Multifamily Acquisitions

with a copy to:

BPG Properties LTD
770 Township Line Road, Suite 150
Yardley, PA 19067

Telecopier No: (215) 569-0329

Attention:	Loretta Kelly, Esq.
General Counsel

and

Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth & Arch Streets
Philadelphia, PA 19103

Telecopier No: (215) 981-4750

Attention:	Michael H. Friedman, Esq.
Brian M. Katz, Esq.

If to the Company:

Boston Capital Real Estate Investment Trust, Inc.
One Boston Place, Suite 2100
Boston, MA Telecopier No: (617) 624-8999

Attention:	Jeffrey Goldstein
President, Chief Operating Officer with copies to:

Goodwin Procter LLP
Exchange Place
Boston, MA 02109
Telecopier No: (617) 523-1231
Attention:	Gilbert G. Menna, Esq.
Suzanne D. Lecaroz, Esq.

Section 10.03         Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger or the Contemplated Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger or the Contemplated Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04         Amendment.  This Agreement may be amended by the parties hereto at any time prior to the Effective Time; provided, however, that, after the Company Stockholder Approval, no amendment may be made without further stockholder approval which, by Law, requires further approval by such stockholders.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 10.05         Entire Agreement; Assignment.  This Agreement, the Disclosure Letter, the Guarantee and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign this Agreement to any direct or indirect wholly owned subsidiary of Parent but no such assignment shall relieve the assigning party of its obligations hereunder if the assignee does not perform its obligations.

Section 10.06         Remedies; Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 10.07         Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the right of the holders of Company Common Shares and Options to receive the consideration described in Article III.

Section 10.08         Governing Law; Forum.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland applicable to contracts executed in and to be performed in that State.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court.  The parties hereto hereby (a) submit to the exclusive jurisdiction of any Maryland state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement, the Merger and the Contemplated Transactions may not be enforced in or by any of the above named courts.

Section 10.09         Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.10         Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.11         Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, the Merger or the Contemplated Transactions.  Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement, the Merger and the Contemplated Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.11.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BOSTON CAPITAL REAL ESTATE INVESTMENT TRUST, INC.,
a Maryland corporation
By:	/s/ Jeffrey H. Goldstein
Name: Jeffrey H. Goldstein
Title: President and Chief Operating Officer

BC ACQUISITION INVESTORS, LLC,
a Delaware limited liability company
By:	/s/ Joseph F. Mullen
Name: Joseph F. Mullen
Title: Senior Vice President

BC ACQUISITION SUB, LLC,
a Delaware limited liability company
By:	/s/ Joseph F. Mullen
Name: Joseph F. Mullen
Title: Senior Vice President